082-03470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260





16th August, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Annual General Meeting of the Company

Further to our letter dated 23rd July, 2010 on the subject, we now enclose a copy of the Minutes of the proceedings of the Annual General Meeting of the Company held on 23rd July, 2010, at Kolkata.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

•

ITC Limited

MINUTES OF THE PROCEEDINGS OF THE NINETY-NINTH ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 23RD JULY, 2010 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS : Mr. Y. C. Deveshwar (in the Chair)
Mr. A. Baijal
Mr. S. Banerjee
Mr. A. V. Girija Kumar
Mr. K. N. Grant
Mr. S. H. Khan
Mr. S. B. Mathur
Mr. D. K. Mehrotra
Mr. H. G. Powell
Mr. P. B. Ramanujam
Dr. B. Sen
Mr. A. Singh
Mr. K. Vaidyanath
Mr. B. Vijayaraghavan

COMPANY SECRETARY : Mr. B. B. Chatterjee

Life Insurance Corporation of India
by its Representative — Mr. P. Ghosh

The Specified Undertaking of the Unit Trust of India and UTI Mutual Fund
by their Representative — Mr. A. K. Sen

General Insurance Corporation of India
by its Proxy — Mr. S. N. Bhattacharjee

The New India Assurance Company Ltd. by its Representative	Mr. B. Mallick
The Oriental Insurance Company Ltd. by its Proxy	Mr. N. M. Rakshit
National Insurance Company Ltd. by its Representative	Mr. S. N. Bhattacharjee
United India Insurance Co. Ltd. by its Representative	Mr. S. Sen
IFCI Ltd. by its Representative	Mr. M. Dasgupta
IDBI Bank Ltd. by its Representative	Mr. S. P. Chakraborty
Tobacco Manufacturers (India) Ltd. by its Representative	Mr. H. G. Powell
Myddleton Investment Company Ltd. by its Representative	Mr. H. G. Powell
Rothmans International Enterprises Ltd. by its Representative	Mr. H. G. Powell

(Details of other Members numbering 1,866 and Proxies numbering 778 present at the Meeting - as per Annexure attached.)

1. Mr. Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the landmark Annual General Meeting in the 100th year of the Company. The Chairman informed the Members that the Company will be completing the historic milestone of 100 years on 24th August, 2010.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The Profit and Loss Account for the financial year ended 31st March, 2010, the Balance Sheet as at that date, the Auditors' Report on the Accounts of the Company, the Directors' Report thereon including the Statement of Particulars of Employees under Section 217(2A) of the Companies Act, 1956, and all other documents annexed or attached to the Balance Sheet as at 31st March, 2010, and the Register of Directors' Shareholdings, were laid before the Meeting and remained open and accessible for inspection during the continuance of the Meeting.

4. The Certificate dated 21st May, 2010 from Messrs. Deloitte Haskins & Sells, Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Schemes, was also placed before the Meeting in terms of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The Chairman delivered his Speech on 'Commemorating The ITC Centenary – 100 Inspiring Years : One Mission – India First'. The Meeting applauded the Chairman's Address.

6. The Notice dated 18th June, 2010 convening the 99th Annual General Meeting & the Explanatory Statement thereto providing objectives and implications of the Resolutions and the Report and Accounts for the financial year ended 31st March, 2010, circulated to Members were taken as read with the consent of the Meeting.

7. Mr. P. R. Ramesh, Partner, Messrs. Deloitte Haskins & Sells, Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 21st May, 2010 on the Accounts of the Company for the financial year ended 31st March, 2010.



8. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2010, the Profit and Loss Account of the Company for the financial year ended 31st March, 2010, together with the Schedules and Notes, as annexed thereto, the Auditors' Report to the Members dated 21st May, 2010 and the Report of the Directors & Management Discussion and Analysis dated 21st May, 2010, attached thereto, be and are hereby approved and adopted."

On the Resolution being proposed by Mr. P. K. Dutt and seconded by Mr. H. Kampani as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Messrs. B. Venkatratnam, A. Roy, A. Sen, D. K. Chattoraj, A. Basu, D. Rai Surana, T. P. Goyal, K. L. Mallik, D. K. Dey, S. L. Rathi, B. S. Srimal, P. R. Raghuraman, S. Gattani, L. K. Awasthi and M. K. Gupta congratulated the Chairman, the Board of Directors and the executive management on the occasion of the ITC Centenary, the impressive performance of the Company for the financial year ended 31st March, 2010 as well as for the performance of the first quarter ended 30th June, 2010. The Members complimented the Chairman and the Board for recommending Centenary Bonus in the ratio of 1 : 1 and the handsome dividend of Rs.10/- per share of Re.1/- each including Special Centenary dividend. The Members expressed appreciation for the quality of the Annual Report, transition of the Company to a multi-business conglomerate, the progress made in the newer FMCG businesses, contribution to sustainable development, robust governance processes and the awards & accolades conferred upon the Company. Clarifications were sought by the Members, inter alia, on the Report and Accounts, the various business segments, subsidiary companies, exports, carbon credits, investment strategy and future plans of the Company. The Members also placed on record their appreciation for the Chairman's outstanding contribution in the significant progress made by the Company during the period of his Chairmanship since 1996 and urged him to continue to provide leadership to the Company for many more years. The Members also congratulated the Chairman on his receiving the prestigious Global Leadership Award 2010 from U.S.-India Business Council.



The Chairman thanked the Members for their kind comments & appreciation, the suggestions made and replied to the queries of the Members to their satisfaction.

Thereafter the Resolution was put to vote and on a show of hands declared carried unanimously.

9. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that Special Centenary dividend at the rate of Rs. 5.50 (Rupees Five and Paise Fifty) per Ordinary Share and dividend at the rate of Rs. 4.50 (Rupees Four and Paise Fifty) per Ordinary Share, aggregating Rs. 10/- (Rupees Ten) per Ordinary Share, absorbing Rs. 3818,17,67,900/- (Rupees Three Thousand Eight Hundred Eighteen Crores Seventeen Lakhs Sixty Seven Thousand and Nine Hundred) be and is hereby declared on 381,81,76,790 (Three Hundred Eighty One Crores Eighty One Lakhs Seventy Six Thousand Seven Hundred and Ninety) fully paid-up Ordinary Shares of Re. 1/- (Rupee One) each, out of the net profits of the Company for the financial year ended 31st March, 2010, to be paid on or after 26th July, 2010 to those Members entitled thereto and whose names appeared on the Register of Members of the Company on 18th June, 2010, or to their mandatees, and to the beneficial owners as on 10th June, 2010 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was proposed by Mr. A. K. Sil and seconded by Mr. B. Venkatratnam as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

10. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Mr. Dinesh Kumar Mehrotra who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. B. N. Biswas and seconded by Ms. S. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

11. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

"Resolved that Mr. Sunil Behari Mathur who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. U. S. Jalan and seconded by Mr. S. K. Saraf as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

12. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Mr. Pillappakkam Bahukutumbi Ramanujam who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was proposed by Mr. K. L. Mallik and seconded by Mr. M. K. Shah as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

13. **RESOLUTION NO. 6 - SPECIAL RESOLUTION**

"Resolved that Messrs. Deloitte Haskins & Sells, Chartered Accountants (Registration No: 302009E), be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 135,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was proposed by Mr. L. K. Awasthi and seconded by Mr. B. D. Vyas as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

14. **RESOLUTION NO. 7 - ORDINARY RESOLUTION**

"Resolved that Mr. Anil Baijal be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. S. G. Mandal and seconded by Mr. A. K. Guin as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

"Resolved that Mr. Shilabhadra Banerjee be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. A. K. Ruia and seconded by Mr. A. K. Majumdar as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

16. **RESOLUTION NO. 9 - ORDINARY RESOLUTION**

"Resolved that Mr. Angara Venkata Girija Kumar be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was proposed by Mr. S. L. Rathi and seconded by Mr. G. P. Saha as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

17. **RESOLUTION NO. 10 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the appointment of Mr. Kurush Noshir Grant as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of three years with effect from 20th March, 2010, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines, on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was proposed by Mr. M. K. Gupta and seconded by Mr. P. G. Banik as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

18. **RESOLUTION NO. 11 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the appointment of Mr. Anup Singh as a Wholetime Director of the Company with effect from 22nd March, 2010 upto the date of this Meeting, on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

At this juncture the Chairman drew attention of the Members that Mr. A. Singh will cease to be a Director of the Company on conclusion of this Meeting after 42 years of distinguished service including almost 13 years as Director. The Chairman placed on record, on behalf of the Members, deep appreciation for the outstanding contribution made by Mr. Singh during his tenure. The Members also expressed their appreciation with a hearty round of applause.

Thereafter the Resolution was proposed by Mr. T. P. Goyal and seconded Mr. S. Koticha as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

19. **RESOLUTION NO. 12 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st April, 2010, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was proposed by Mr. J. K. Khilani and seconded by Mr. N. C. Sarkar as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

20. RESOLUTION NO. 13 - ORDINARY RESOLUTION

"Resolved that the Share Capital of the Company be increased from Rs. 500,00,00,000/- (Rupees Five Hundred Crores) divided into 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each to Rs. 1000,00,00,000/- (Rupees One Thousand Crores) divided into 1000,00,00,000 (One Thousand Crores) Ordinary Shares of Re. 1/- (Rupee One) each by creation of further 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each."

The Resolution was proposed by Mr. A. N. Sein and seconded by Mr. S. K. Sukhani as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

21. **RESOLUTION NO. 14 - SPECIAL RESOLUTION**

"Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following -

'4. The Share Capital of the Company as from 23rd July, 2010 is Rs. 1000,00,00,000/- divided into 1000,00,00,000 Ordinary Shares of Re. 1/- each.' "

The Resolution was proposed by Mr. A. K. Ghosh and seconded by Mr. A. Khanna as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

a

22. **RESOLUTION NO. 15 - ORDINARY RESOLUTION**

"Resolved:

(a) that in accordance with the applicable provisions of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ('the Regulations'), including any amendment of the Act and / or the Regulations or re-enactment of the Act, and the enabling provisions of the Articles of Association of the Company and subject to such approval(s) as may be necessary from any authority, consent be and is hereby accorded to the Board of Directors of the Company ('the Board', which term shall be deemed to include any Committee thereof) for capitalisation of a sum not exceeding Rs. 392,64,64,400/- (Rupees Three Hundred Ninety Two Crores Sixty Four Lakhs Sixty Four Thousand and Four Hundred) from the Securities Premium Account for the purpose of issue of Bonus Shares of Re. 1/- (Rupee One) each, credited as fully paid-up Ordinary Shares to the holders of the Ordinary Shares of the Company as on the 'Record Date' to be determined by the Board for the purpose, in the proportion of 1 (One) Bonus Share of Re. 1/- each for every existing 1 (One) fully paid-up Ordinary Share of Re. 1/- each held by them and that the Bonus Shares so distributed shall, for all purposes, be treated as an increase in the nominal amount in the Share Capital of the Company held by each such Member, and not as income;

(b) that the Bonus Shares so allotted shall rank pari passu in all respects with the fully paid-up Ordinary Shares of the Company as existing on the Record Date, save and except that they shall not be entitled to any dividend in respect of any financial year up to and including 31st March, 2010;

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(c) **that the Bonus Shares so allotted shall be subject to the terms and conditions contained in the Memorandum and Articles of Association of the Company;**

(d) **that no letter of allotment shall be issued in respect of the Bonus Shares but in the case of Members who hold Ordinary Shares (or opt to receive the Bonus Shares) in dematerialised form, the Bonus Shares shall be credited to the respective beneficiary accounts of the Members with their respective Depository Participants and in the case of Members who hold Ordinary Shares in certificate form, the share certificates in respect of the Bonus Shares shall be despatched, within the prescribed time limit;**

(e) **that the Board be and is hereby authorised to take necessary steps for listing of such Bonus Shares on the Stock Exchanges where the Ordinary Shares of the Company are listed in terms of the Listing Agreement and other applicable guidelines, rules or regulations;**

(f) **that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things and give such directions as may be necessary or expedient, and to settle any question, difficulty or doubt that may arise in this regard as the Board in its absolute discretion may deem fit or desirable and its decision shall be final and binding."**

The Resolution was proposed by Mr. S. Gattani and seconded by Mr. D. K. Dutta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

23. **RESOLUTION NO. 16 - SPECIAL RESOLUTION**

"Resolved that, in accordance with Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 ('the Act'), the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'), including any amendment of the Act and / or the Guidelines or re-enactment of the Act, and the provisions of the Articles of Association of the Company, and subject to such approval(s) as may be necessary from any authority, the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee) be and is hereby authorised to grant, offer and issue to such present and future permanent employees and Directors of the Company (collectively referred to as 'the employees'), as may be decided by the Board, Options exercisable by the employees to subscribe to such number of Ordinary Shares of the Company under an Employee Stock Option Scheme ('the Scheme'), not exceeding five per cent of the issued and subscribed Share Capital of the Company as enhanced consequent upon capitalisation of reserves for the purpose of issue of Bonus Shares, as proposed in the Resolution under Item No. 13 of the Notice convening this Meeting and duly passed at this Meeting, i.e. not exceeding 39,26,46,440 Ordinary Shares of Re.1/- each (such number of Shares to be appropriately adjusted for any subsequent bonus, consolidation or other re-organisation of the capital structure of the Company), at such price, in such manner, during such period, in one or more tranches, as set out in the Explanatory Statement annexed to the Notice convening this Meeting, and on such other terms and conditions as the Board may decide;

And Further that the Board be and is hereby authorised to issue and allot such number of Ordinary Shares as may be required from time to time in pursuance of the Scheme, and that the Ordinary Shares so issued and allotted shall rank pari passu with the then existing Ordinary Shares of the Company;

And Further that, for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to evolve, decide upon and bring into effect the Scheme and make any modifications, variations or revisions thereto or to suspend, withdraw, terminate or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable, and to settle all questions, difficulties or doubts that may arise, without the Board being required to seek any further consent / approval of the Members."

The Resolution was proposed by Mr. S. K. Agarwal and seconded by Mr. S. N. Modani as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

24. **RESOLUTION NO. 17 - SPECIAL RESOLUTION**

"Resolved that the benefits of the Employee Stock Option Scheme as proposed in the Resolution under Item No. 14 of the Notice convening this Meeting and duly passed at this Meeting, be extended to such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee)."

The Resolution was proposed by Mr. L. K. Singhania and seconded by Mr. K. K. Ray as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

25. The business before the 99th Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded at 1.45 p.m.



Date: 13th Aug., 2010.

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
ACHARYA PRADIP KUMAR	ADAK PANCHANAN
ADAK PRABODH CHANDRA	ADDY SUDIPTA
ADHIKARI SAILEN	ADITTYA SUNIL
ADITYA PRASANTA KUMAR	ADITYA SIKHA
AGARWAL PAWAN KUMAR	AGARWAL BAJRANG LAL
AGARWAL GIRIJA SHANKER	AGARWAL KAMAL KUMAR
AGARWAL MAHABIR PRASAD	AGARWAL MANORAMA
AGARWAL NIRMALA	AGARWAL PRADIP KUMAR
AGARWAL RAJENDRA KUMAR	AGARWAL SUMIT
AGARWAL SUNIL KUMAR	AGARWAL SUSHILA
AGARWALA BHARAT LAL	AGARWALA BHARAT LAL
AGARWALA LAKSHMI DEVI	AGARWALA SAMARANAND
AGARWALA SIMA	AGARWALA VIJOY KUMAR
AGARWALLA SUNIL KUMAR	AGRAWAL RAJENDRA KUMAR
AHLUWALIA NEENA	AHMED SK RABIUL
AICH RAJARSHE	ALAM MOHAMMAD AFTAB
ALI SK AKIB	ALI SK AKBAR
ANGAJAN JAIDEEP	ANNAPURNA V
ANSARI IQBAL AHMED	ARORA DHARAMPAL
ATARTHI NIHAR RANJAN	AUDDY GOPAL CHANDRA
AUDDY MOHAN LAL	AWASTHI LAKSHMI KANT
BABU A	BACHHAWAT GULAB DEVI
BACHHAWAT PRATAP CHAND	BADALIA MUNNA LAL
BADALIA MADHU	BAG ASIT
BAG PAMPA	BAG SHIB SANKAR
BAG TAPAN KUMAR	BAGARIA SANJAY
BAGCHI SHYAMAL KUMAR	BAGRI MANJU DEVI
BAGRI RAJ DEVI	BAGRI RATAN KUMAR
BAGRI VIJIYA DEVI	BAHETY KAMALA
BAHETY RAJENDRA KUMAR	BAHETY RAJENDRA KUMAR
BAI C R SUNDARI	BAI C R SUNDARI
BAI C R SUNDARI	BAI C R SUNDARI
BAID PRADEEP KUMAR	BAID SAMPAT MAL
BAID SOBHAG MALL	BAJAJ SUBHASH KUMAR
BAKSI SANAT KUMAR	BAKSI SHIBAJI
BAKSI SUBHA	BALAJI PRITI
BALAKRISHNAN S	BALLAV BALAI
BALLODIA TARA CHAND	BALLODIA TARA CHAND
BANDAPADHYAY PRADIP	BANDYOPADHAYA ARINDAM
BANDYOPADHYAY ABHIJIT	BANDYOPADHYAY BISWANATH
BANDYOPADHYAY BUDDHADEB	BANDYOPADHYAY MITRA
BANDYOPADHYAY NIRMALYA	BANDYOPADHYAY NISITH
BANDYOPADHYAY RATNA	BANDYOPADHYAY SATYAJIT
BANDYOPADHYAY SIBABRATA	BANDYOPADHYAY SUSANTA
BANERJEA PRODIPTO	BANERJEE SUBHATOSH
BANERJEE AJIT	BANERJEE AJIT KUMAR
BANERJEE AJOY KUMAR	BANERJEE ALOKE
BANERJEE AMIT KUMAR	BANERJEE AMIT KUMAR
BANERJEE ANANTA KUMAR	BANERJEE ANIMESH
BANERJEE ARCHANA	BANERJEE ASOKE KUMAR
BANERJEE ASOKE KUMAR	BANERJEE ATREYEE
BANERJEE BALARAM	BANERJEE BHARATI
BANERJEE BHASKAR	BANERJEE BHOLA NATH
BANERJEE BRAJO MOHAN	BANERJEE DEBABRATA
BANERJEE DILIP	BANERJEE DILIP KUMAR
BANERJEE JAIDEEP	BANERJEE KUMAR SANKAR

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
BANERJEE MADAN GOPAL	BANERJEE MANABENDRA
BANERJEE MANIK	BANERJEE MANOJ KUMAR
BANERJEE MEGH NATH	BANERJEE TAPAN
BANERJEE MUKTI	BANERJEE PATRALEKHA
BANERJEE PRADIP	BANERJEE PRADIP KUMAR
BANERJEE PRADYOT	BANERJEE PRASANTA
BANERJEE PRASENJIT	BANERJEE PRITHINATH
BANERJEE PRITI KUMAR	BANERJEE RATHINDRA NATH
BANERJEE SAMAR	BANERJEE SAMAR
BANERJEE SAMIRENDRA NATH	BANERJEE SANJOY KUMER
BANERJEE SAURABH	BANERJEE SAYANTAN
BANERJEE SHANKAR PROSAD	BANERJEE SHOME SHANKAR
BANERJEE SHUBHAMOY	BANERJEE SIB KUMAR
BANERJEE SITANSU SEKHAR	BANERJEE SIVA PROSAD
BANERJEE SNIGDHA	BANERJEE SOM NATH
BANERJEE SOMA	BANERJEE SOUMITRA
BANERJEE SOUMITRA	BANERJEE SUJIT
BANERJEE SUMANA	BANERJEE SWAPAN KUMAR
BANERJEE SWARAJ KUMAR	BANERJEE TAPAS
BANERJEE TAPASH KUMAR	BANERJEE TAPASI
BANERJEE TARUN KUMAR	BANERJEE TRIDIB DEB
BANIK DIPAK	BANIK PRAN GOPAL
BANKA SEETA RAM	BANTHIA SURENDRA KUMAR
BANTHIYA SUDHIR KUMAR	BAPOOJI DARAYAS J
BAPOOJI NARGIS D	BAR RAJ KUMAR
BARAL AJAY KUMAR	BARDHAN CHANDRADEEP
BARDHAN NIKHIL RANJAN	BARDHAN RINA
BARIK JAYANTA	BARMAN SIMA
BARUA PETER	BARUA SHARMISTHA
BARUI ASOKA	BARUI JAYANTA KUMAR
BASAK MANJUSREE	BASAK BAPI
BASAK BHOLA NATH	BASAK INDRANIL
BASAK KASHI NATH	BASAK NABANITA
BASAK PASHUPATI NATH	BASAK PRADIP KUMAR
BASAK SHYAM KRISHNA	BASAK SHYAM KRISHNA
BASAK SHYAM KRISHNA	BASAK SUJAY
BASAK SUNIL KUMAR	BASAK SUPRIYA
BASAK SUSIL KUMAR	BASAK UTPAL KUMAR
BASU AMIT	BASU ARABINDA
BASU ASHOK KUMAR	BASU BIJOYA
BASU BUDHA DEV	BASU BUDHA DEV
BASU DWIPAK KUMAR	BASU DWIPAK KUMAR
BASU GAUTAM	BASU JAYA
BASU KANCHAN	BASU KASHI NATH
BASU LAILA	BASU MALAY
BASU MALAY	BASU NRIPENDRA LAL
BASU PRONAB KUMAR	BASU RAJIB
BASU RANAJIT	BASU RATINDRA NATH
BASU SHILA	BASU SHILA
BASU SHILA	BASU SUBIR KUMAR
BASU TAPENDRA NATH	BASU TAPENDRA NATH
BEGUM JAHANARA	BEGWANI DIPAK
BERIWALA PRAKASH	BEZBAROA SANJIB KUMAR
BHADRA RATAN KUMAR	BHADURI BHASKAR
BHADURI SIPRA	BHAGAT SHANTI RANI
BHAKAT NIRMAL	BHANDARI KISHAN KUMAR

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
BHANDARY GOPAL CHANDRA	BHAR DHANANJOY
BHAR RABINDRA NATH	BHAR SHANKAR
BHARTI BAIDYA NATH	BHARTI BAIDYA NATH
BHATAK JIBAN KUMAR	BHATTACHARJEE PRABIR
BHATTACHARJEE AMITAVA	BHATTACHARJEE BHANJAN
BHATTACHARJEE KINGSHUK	BHATTACHARJEE MAHADEB
BHATTACHARJEE MALOBIKA	BHATTACHARJEE PRADIP KUMAR
BHATTACHARJEE RABINDRA NATH	BHATTACHARJEE TAPAS
BHATTACHARYA AMAL KUMAR	BHATTACHARYA CHIRA RANJAN
BHATTACHARYA DIPAK KUMAR	BHATTACHARYA GOBINDA MOHAN
BHATTACHARYA RAMYANI	BHATTACHARYA RAMYANI
BHATTACHARYA SARBANI SAHAYA	BHATTACHARYA SIULI
BHATTACHARYA SOMA	BHATTACHARYA SOMNATH
BHATTACHARYA UJJAL	BHATTACHARYYA SAMIR KUMAR
BHATTACHARYYA ABHIJIT	BHATTACHARYYA MITHU
BHATTACHARYYA MRINAL KANTI	BHATTACHARYYA SAMBHU NATH
BHATTACHARYYA SWARAJ	BHATTACHERJEE RAM GOPAL
BHAUMICK SATYA RANJAN	BHAUMIK RANAJIT
BHAWSINGHKA ARUN KUMAR	BHAWSINGHKA ARUN KUMAR
BHAWSINGHKA KANTA	BHAWSINGHKA KANTA
BHAWSINGHKA KIRAN	BHIWANIWALA ARJUN KUMAR
BHOWMICK NISHIT KUMAR	BHOWMICK RANJIT
BHOWMIK MIHIR KANTI	BHOWMIK ARCHANA PRASAD
BHOWMIK ARIJIT	BHOWMIK BISHNU PADA
BHOWMIK MIHIR KANTI	BHOWMIK NIRENDRA
BHOWMIK SAMBHU	BHUIYA MANASHI
BINANI CHHAGAN LAL	BISWAS ALOKE KUMAR
BISWAS ARCHANA	BISWAS ASHIM KUMAR
BISWAS ASOK KUMAR	BISWAS BAIDYA NATH
BISWAS BIKASHENDU	BISWAS MANASH
BISWAS MIHIR KAMAR DAS	BISWAS NILOY KRISHNA
BISWAS NIRMAL KRISHNA	BISWAS PARTHA SARATHI
BISWAS PRALAY	BISWAS PROTIMA
BISWAS RANJIT CHANDRA	BISWAS SAKTI PRASAD
BISWAS SANDHYA	BISWAS SANKAR
BISWAS SMITA	BISWAS CHITRA
BISWAS SUDIPTO	BISWAS SWAPAN KUMAR
BISWAS TRINATH	BISWAS TRINATH
BISWAS TRITISH	BOLIA LABONI
BORAL DIPTI	BORAL SAMARENDRA
BORAL SAMARENDRA	BORAL SHANKAR LALL
BORAL TARUN KUMAR	BOSE ARABINDA
BOSE ASOKE KUMAR	BOSE BISWAPATI
BOSE CHITTAPRIYO	BOSE GOUTAM
BOSE HENA	BOSE INDRANIL
BOSE KALLOL KANTI	BOSE KRISHNENDU
BOSE MANABENDRA NATH	BOSE NITISH CHANDRA
BOSE RATNA	BOSE SAMPA
BOSE SANTANU	BOSE SANTANU
BOSE SHAMPA	BOSE SHYAMAL KUMAR
BOSE SIKHA	BOSE SUBRATA
BOSE SUNIL KUMAR	BOSE SUNIL KUMAR
BOSE SUNIL KUMAR	BOTHRA UJJAWAL KUMAR
BYSACK AMIT	CHAKRABARTI AMAL KUMAR
CHAKRABARTI DEBAPRASAD	CHAKRABARTI DIPAK
CHAKRABARTI KALIDAS	CHAKRABARTTY PROSENJIT

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
CHAKRABARTY SUJIT	CHAKRABORTI SHIBAPRASAD
CHAKRABORTTY ALOKE	CHAKRABORTY GAYATRI
CHAKRABORTY SATYENDRA NATH	CHAKRABORTY SUNIT KUMAR
CHAKRABORTY APURBA	CHAKRABORTY BADAL KUMAR
CHAKRABORTY BIBHUTI BHUSAN	CHAKRABORTY BIMAL
CHAKRABORTY DEBASHIS	CHAKRABORTY DEBASIS
CHAKRABORTY DEBJANI	CHAKRABORTY DIPAK KUMAR
CHAKRABORTY DOLLY	CHAKRABORTY KALIPADA
CHAKRABORTY KARTIK CHANDRA	CHAKRABORTY KARUNAMOY
CHAKRABORTY KRISHNA GOPAL	CHAKRABORTY MINA
CHAKRABORTY NANDINI	CHAKRABORTY PRABAL
CHAKRABORTY PRODIP KUMAR	CHAKRABORTY RABINDRA NATH
CHAKRABORTY RINA	CHAKRABORTY SHAYAMAL KUMAR
CHAKRABORTY SNIGDHA	CHAKRABORTY SOURISH
CHAKRABORTY SUBRATA	CHAKRABORTY TAPAN MOHAN
CHAKRAVARTI SANTOSH KUMAR	CHAKRAVARTY TAPAN KUMAR
CHANANI GOPAL	CHANDRA APURBA SEKHAR
CHANDRA AVIJIT	CHANDRA KAKALI
CHANDRA MALAY CHANDRA	CHANDRA PARES NATH
CHANDRA RUP NARAYAN	CHANDRA SHARMILA
CHANDRA SHARMILA	CHANDRA SOUMENDRA NATH
CHATTERJEA NIRMALENDU SEKHAR	CHATTERJEE AMAL KUMAR
CHATTERJEE AMARENDRA LAL	CHATTERJEE AMITAVA
CHATTERJEE ASOKE KUMAR	CHATTERJEE ASOKE KUMAR
CHATTERJEE AVIRUP	CHATTERJEE BALAI CHAND
CHATTERJEE BANARSREE	CHATTERJEE BIJOLI
CHATTERJEE BIMAN	CHATTERJEE BISHAN KUMAR
CHATTERJEE BISWA BEHARI	CHATTERJEE BISWA BEHARI
CHATTERJEE DEVI PRASAD	CHATTERJEE GAUTAM KUMAR
CHATTERJEE HARA PROSAD	CHATTERJEE JOYDEEP
CHATTERJEE KAUSIK	CHATTERJEE KINSUK KUMAR
CHATTERJEE KRISHNA DAS	CHATTERJEE MRINAL KANTI
CHATTERJEE NISITH KUMAR	CHATTERJEE PRASANTA
CHATTERJEE SAMIR KUMAR	CHATTERJEE SANJOY
CHATTERJEE SATYAJIT	CHATTERJEE SATYAN
CHATTERJEE SHIB NATH	CHATTERJEE SHYAM SUNDAR
CHATTERJEE SHYAMAL	CHATTERJEE SHYAMAL KUMAR
CHATTERJEE SHYAMALI	CHATTERJEE SIDDHARTHA
CHATTERJEE SISIR KUMAR	CHATTERJEE SOMENDRA MOHAN
CHATTERJEE SOUMITRA	CHATTERJEE SUBIR
CHATTERJEE SUBRATA	CHATTERJEE SUMANTA
CHATTERJEE SUNIL KUMAR	CHATTERJEE SUNIL KUMAR
CHATTERJEE TAPAN KUMAR	CHATTERJEE TAPAN KUMAR
CHATTOPADHYA ASHOKE KUMAR	CHATTOPADHYAY DILIP KUMAR
CHATTOPADHYAY RAMANUJ	CHATTOPADHYAY SAURINDRA NARAYAN
CHATTORAJ DEB KUMAR	CHAUDHURANI KANIKA DEBI
CHAUDHURI BALAI	CHAUDHURI RAJLAKHSHMI
CHAUDHURI SATYANARAYAN	CHAUDHURI SOUMITRA
CHAUDHURY ANIRUDDHA	CHAUDHURY HARAGOBINDA DEY
CHAUDHURY KAUSHIK	CHAUDHURY OLLI
CHIRAMAL G	CHOKHANI SUNITA
CHOUDHURI SAKTI NATH	CHOUDHURY AMARENDRA
CHOUDHURY ARUNAVA	CHOUDHURY ASHIS PAUL
CHOUDHURY MUKUL	CHOUDHURY PARTHA ROY
CHOUDHURY PARTHA ROY	CHOUDHURY PRABIR ROY
CHOUDHURY RANJIT ROY	CHOUDHURY RINA ROY

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
CHOUDHURY RUBI	CHOUDHURY SANDHYA
CHOUDHURY SOMEN	CHOURARIA RAJENDRA KUMAR
CHOURARIA SNEHLATA	CHOURASIA RAJ KUMAR
CHOWDHARY DILIP KUMAR	CHOWDHURI SUBRATA
CHOWDHURY ASHOK	CHOWDHURY BIJON BANDHAB
CHOWDHURY BIJOYA	CHOWDHURY DILIP
CHOWDHURY DURGAPRASAD PAUL	CHOWDHURY DURJOY KUMAR
CHOWDHURY GOKULENDRA KUMAR	CHOWDHURY KALYAN
CHOWDHURY MRINAL KANTI DAS	CHOWDHURY NAMITA ROY
CHOWDHURY PRASANTA	CHOWDHURY PRASENJIT KUNDU
CHOWDHURY RITUPARNA ROY	CHOWDHURY UTSA
CONTRACTOR MALCOLM BURJOR	CONTRACTOR TEHMI MALCOLM
COOMAR KALYAN	COOMAR RITTIJA
COONDOO SUBHANKAR	CORERA SHANTHI
DAGA JUGAL KISHORE	DAGA SITARAM
DAMANI MENA DEVI	DAMANI SRIMOHAN
DAMANI VIKRAM	DAN ARIN
DAN NIKHIL KUMAR	DAN RANJIT KUMAR
DAS AMIYA KUMAR	DAS RABIN
DAS TAPAN	DAS AJIT
DAS AJOY KUMAR	DAS ALPANA
DAS AMAL CHANDRA	DAS AMAL KUMAR
DAS AMALENDU	DAS ANUPAM
DAS APURBADEB	DAS ASIM KUMAR
DAS ASIM KUMAR	DAS ASISH KUMAR
DAS BAIDYA NATH	DAS BAIDYANATH
DAS BINODANANDA	DAS BIRESH
DAS BISHNU PROSAD	DAS BISWANATH
DAS CHAMELI	DAS CHITRA
DAS CHITTA RANJAN	DAS DEB KUMAR
DAS DEB KUMAR	DAS DEB PRASAD
DAS DEBABRATA	DAS DEBASREE
DAS DILIP	DAS DILIP KUMAR
DAS DILIP KUMAR	DAS DILIP KUMAR
DAS DIPAK KUMAR	DAS DIPU
DAS DURGA CHARAN	DAS GOBINDA CHANDRA
DAS GOPAL CHANDRA	DAS GOUR HARI
DAS GOURANGA	DAS JAGADISH CHANDRA
DAS JAYANTA	DAS JAYANTA CHANDRA
DAS JAYANTA KUMAR	DAS JOYDEB
DAS JOYDEB	DAS KALI PADA
DAS KALIPADA	DAS KALPANA
DAS KALPANA	DAS KALYAN KUMAR
DAS KALYAN KUMAR	DAS MADHUSUDAN
DAS MANASH KUMAR	DAS MANINDRA DEB
DAS MANINDRADEB	DAS MITA
DAS MONORANJAN	DAS MOUSUMI
DAS MRINAL KANTI	DAS PARIMAL
DAS PARTHA KUMAR	DAS PRABIR
DAS PRADIP	DAS PRADIP KUMAR
DAS PRADIP KUMAR	DAS PRAKASH CHANDRA
DAS PRALAY KUMAR	DAS PRANTOSH
DAS RAM PRASAD	DAS RANJIT KUMAR
DAS RATAN	DAS RATHINDRA NATH
DAS RINA	DAS RUMA
DAS RUPALI	DAS SABITA

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
DAS SAMARES	DAS SAMARES
DAS SAMARESH	DAS SAMIT KUMAR
DAS SANJAY KUMAR	DAS SANJIT KUMAR
DAS SANJIT KUMAR	DAS SANKAR KUMAR
DAS SANTOSH KUMAR	DAS SAROJ KUMAR
DAS SASANKA SEKHAR	DAS SATYA NARAYAN
DAS SHYAMAL	DAS SHYAMAL KUMAR
DAS SIPRA	DAS SITANGSU
DAS SOUMOJIT	DAS SOUMYA SUBHRA
DAS SUBHASH CHANDRA	DAS SUBHRA
DAS SUBODH	DAS SUBRATA
DAS SUBRATA	DAS SWAPAN KANTI
DAS SWAPAN KUMAR	DAS SWAPAN KUMAR
DAS SWAPNA	DAS TAPAS
DAS UMESH CHANDRA	DAS UPASANA
DASANI KALPESH G	DASGUPTA ARUNDHATI
DASGUPTA ARUP RATAN	DASGUPTA KAUSHIK
DASGUPTA KAUSHIK	DASGUPTA PRADIP
DASGUPTA PRITINDU	DASGUPTA SASANKA BIJOY
DASGUPTA SUBHABRATA	DASGUPTA SUJIT KUMAR
DASGUPTA TRIPTY	DASS CHIRA RANJAN
DASS CHIRA RANJAN	DATTA AJOY KUMAR
DATTA ANJAN	DATTA ASHOKE KUMAR
DATTA ASIT KUMAR	DATTA BRINDA BAN
DATTA CHAITALI	DATTA DEBDAS
DATTA DINONATH	DATTA GAURAB
DATTA HARE KRISHNA	DATTA INDRANI
DATTA MRIDULA	DATTA NEELMADHAB
DATTA PRATAP KUMAR	DATTA RATNA
DATTA REENA	DATTA REENA
DATTA SAMAR KUMAR	DATTA SUJIT
DATTA SUJIT	DATTA SUKUMAR
DATTA SULATA	DATTAGUPTA TRIDIB
DAW ARUN	DAW GOPINATH
DE ALOK NATH	DE AMIT KUMAR
DE ARINDRA KUMAR	DE BISWA NATH
DE DEBDAS	DE DIPAK KUMAR
DE DIPAK KUMAR	DE INDRAJIT
DE KALYAN KUMAR	DE KAMAL CHANDRA
DE MANJU SHREE	DE NOBIN CHAND
DE PRABAL KUMAR	DE PRANAB KANTI
DE RAMA	DE RAMA
DE SHANKAR NARAYAN	DE SOUMYA
DE SUBRATA	DE SUPARNA
DEB RAI MOHON	DEBNATH ASIM
DEBNATH BIRAJ MOHAN	DEBNATH GAUTAM
DEBNATH KALLOL	DEBSARMA SUBHANKAR
DESSA DOROTHY	DEVALLA VENKATESHWARLU
DEVESHWAR YOGESH CHANDER	DEVESHWAR YOGESH CHANDER
DEY BIPLAB KANTI	DEY JAYA RANI
DEY ANIMA	DEY ASHOKE KUMAR
DEY BARUN CHAND	DEY BHOLA NATH
DEY BHOLANATH	DEY BHOLANATH
DEY BIPLAB	DEY CHANCHAL KUMAR
DEY CHANDI CHARON	DEY DEBASHIS
DEY DIBYENDU	DEY DILIP KUMAR

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
DEY DILIP KUMAR	DEY DILIP KUMAR
DEY GOUR KRISHNA	DEY JAYANTA KUMAR
DEY JHARNA RANI	DEY MADHU SUDAN
DEY MANJU	DEY MAYA
DEY DEBABRATA	DEY NIRMAL CHANDRA
DEY PHANINDRA CHANDRA	DEY PROSAD KUMAR
DEY PROSENJIT	DEY RAMA
DEY RANJAN KUMAR	DEY SAMARENDRA
DEY SANDIP KUMAR	DEY SANJIT KUMAR
DEY SHANKAR KUMAR	DEY SIPRA
DEY SOMNATH	DEY SOURAV
DEY SUBHASH CHANDRA	DEY SUBODH KUMAR
DEY SUJIT KUMAR	DEY SUSANTA
DEY TAPAS KUMAR	DEY UMA
DEY SISIR KUMAR	DEY SUMAN
DHALEWADIKAR SHASHANK VAMAN	DHAM NIMAI GOPAL
DHAR ARUN KUMAR	DHAR ARUP KUMAR
DHAR ASHIM	DHAR ASHOK KUMAR
DHAR ASIT KUMAR	DHAR BIJALI
DHAR BISWAJYOTI	DHAR CHHABI
DHAR CHIRASHREE	DHAR KALYANI
DHAR RATAN KUMAR	DHAR SULIPTA
DHOOT PREETI	DIKSHIT MAHESH KUMAR
DIPANKAR SEN	DOMADIA MAYURI P
DOMADIA PRADIP M	DOOGAR UJJAL KUMAR
DOOGAR UJJAL KUMAR	DROZARIO STEPHEN
DUBEY DHANESH	DUBEY JITENDRA KUMAR
DUTT ASHIS KUMAR	DUTT MRITYUNJOY
DUTT PINAK PANI	DUTT PRASANTA KUMAR
DUTT PRATIMA	DUTT SIPRA
DUTT SUSANTA KUMAR	DUTTA AJIT KUMAR
DUTTA ALOKE	DUTTA ANITA
DUTTA ARUNJIT KUMAR	DUTTA ASHOKE KUMAR
DUTTA ASISH	DUTTA BRINDABON
DUTTA BRINDABON	DUTTA DEVABROTO
DUTTA DIBYENDU	DUTTA DILIP KUMAR
DUTTA DIPAK KUMAR	DUTTA DIPAK KUMAR
DUTTA GOUR CHANDRA	DUTTA GOUR CHANDRA
DUTTA GOUR HARI	DUTTA JAYASREE
DUTTA KALYAN KANTI	DUTTA MALA
DUTTA NAMITA	DUTTA NAMITA
DUTTA NIMAI CHAND	DUTTA PRIYANKAR
DUTTA RAJIB	DUTTA SABUJ KANTI
DUTTA SAIBAL	DUTTA SALIL KUMAR
DUTTA SAMIR KUMAR	DUTTA SAMIRENDU
DUTTA SAMIRENDU	DUTTA SANDIP
DUTTA SANJIB	DUTTA SANJIB
DUTTA SANTANU SHEKHAR	DUTTA SATYABRATA
DUTTA SUBRATA	DUTTA SUNANDA
DUTTA SURAJIT	DUTTA SUSANTA KUMAR
DUTTA TANIMA	DUTTA TAPAN KUMAR
DUTTABANIK NITYAGOPAL	DWARKANI SURAJ RATAN
DWARKANI SURAJRATAN	FERNANDES MICHELLE ANNE
G BARWANI VASHI	GANDHI MANJU
GANESAN LAKSHMI	GANGOPADHYAY SOURASIS
GANGOPADHYAY SUKUMAR	GANGULI ASHISH KUMAR

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
GANGULY MALAY	GANGULY BIMALENDU
GANGULY CHANDAN	GANGULY DIPANKAR
GANGULY DIPANKAR	GANGULY JOYDEEP
GANGULY MAHUA	GANGULY NILAY KUMAR
GANGULY RANJIT KUMAR	GANGULY ROMA
GANGULY SANAT KUMAR	GANGULY SANJOY
GANGULY SHIPRA	GARAI ANUP KUMAR
GATTANI SARBANANDA	GAYEN ASIM KUMAR
GHATAK SUBHAS CHANDRA	GHOSAL ARTI
GHOSAL ARTI	GHOSAL KALIDAS
GHOSAL SUDHAMOY	GHOSAL TUNAL KR
GHOSE ARINDAM	GHOSE ASIM KUMAR
GHOSE ASOKE KUMAR	GHOSE MADHURI
GHOSE MADHURI	GHOSE SMITA
GHOSH A K	GHOSH AMIT
GHOSH AMIT KUMAR	GHOSH AMIT KUMAR
GHOSH AMITABHA	GHOSH AMIYA KANTI
GHOSH ANIMESH	GHOSH ANJALI
GHOSH ANURAG	GHOSH ARPAN
GHOSH ARUNA	GHOSH ASIM KUMAR
GHOSH ASOKE KUMAR	GHOSH AVINANDAN
GHOSH BHASKAR	GHOSH BIKASH
GHOSH BIMAL KUMAR	GHOSH BISWA RANJAN
GHOSH DEBOJIT	GHOSH DHRUBA JYOTI
GHOSH DIBYAJYOTI	GHOSH DILIP KUMAR
GHOSH DIPAK KUMAR	GHOSH DWARIK NATH
GHOSH GOBINDA CHANDRA	GHOSH GOUTAM
GHOSH HARE KRISHNA	GHOSH ILA
GHOSH ILA	GHOSH ILA
GHOSH INDRADEEP	GHOSH KRISHNA
GHOSH KUMAR KANTI	GHOSH LAKSHMAN CHANDRA
GHOSH MADAN MOHAN	GHOSH MANJULA
GHOSH MANOJ KUMAR	GHOSH MANOJ KUMAR
GHOSH MONIMOY	GHOSH NABA KUMAR
GHOSH NIKHIL CHANDRA	GHOSH NILARJUN
GHOSH NIRANJAN KUMAR	GHOSH PAVAN KUMAR
GHOSH PRABIR	GHOSH PRADIP KUMAR
GHOSH PRADIP KUMAR	GHOSH PRADIP KUMAR
GHOSH PRADIP KUMAR	GHOSH PREMNIHAR
GHOSH PRODIP	GHOSH RAMA
GHOSH RAMA	GHOSH SAHELI
GHOSH SAMBHU NATH	GHOSH SANCHITA
GHOSH SANCHITA	GHOSH SANDIP
GHOSH SANDIP	GHOSH SANJIB KUMAR
GHOSH SANKAR KUMAR	GHOSH SHOME NATH
GHOSH SIBAJI	GHOSH SOUNAK
GHOSH SOURYA	GHOSH SUBHRA
GHOSH SUBIR	GHOSH SUBIR KUMAR
GHOSH SUDARSHAN	GHOSH SUDIP KUMAR
GHOSH SUKLA	GHOSH SUNITA
GHOSH SUVO SHANKAR	GHOSH TAPAN
GHOSH TAPAN KUMAR	GHOSH TAPO GOPAL
GHOSH TAPO GOPAL	GHUWALEWALA ADITYA
GHUWALEWALA CHANDRA KANTA	GIRIRAJ S
GOEL VIJAY KUMAR	GOENKA LALITA DEVI
GOOPTU SALIL KRISHNA	GOOPTU TAPAN KUMAR

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
GOSALIA JAI	GOSWAMI ANIRUDDHA
GOSWAMI BARENDRA NATH	GOSWAMI JOYDEB
GOSWAMI MANAS KUMAR	GOYAL TRIBHUWAN PAL
GRANT KURUSH NOSHIR	GRANT KURUSH NOSHIR
GUHA SANDWIP	GUHA DIGESH CHANDRA
GUHA DULAL KRISHNA	GUHA MANIK LAL
GUHA MRIDUL KUMAR	GUHA NITIN
GUHA SUJIT KUMAR	GUHA SUKUMAR
GUHA UMA SANKAR	GUIN AJIT KUMAR
GUIN DEBASHIS	GUIN MIHIR BARAN
GULAMHUSAIN ABBASBHAI MULLA	GUPTA AJAY KUMAR
GUPTA AMAL KUMAR	GUPTA AMIT
GUPTA CHANDRA KANTA	GUPTA GAGAN
GUPTA GYANENDRA PRAKASH	GUPTA KAILASH PRASAD
GUPTA KAILASH PRASAD	GUPTA KAILASH PRASAD
GUPTA MAMATA DAS	GUPTA MANOJ KUMAR
GUPTA NILIMA	GUPTA PALLAV
GUPTA PALLAV	GUPTA RATNA
GUPTA SAIBAL KUMAR	GUPTA SAIBAL KUMAR
GUPTA SANDIP	GUPTA SUMAYA
GUPTA TAPAN KUMAR	GUPTA TRIDIB DATTA
GUPTA VIJAY	GUPTA VIVEK
GURUNG PREM BAHADUR	HAJRA GAUTAM
HAKIM SK ABDUL	HALDAR MANORANJAN
HALDER BULU	HALDER BYOMKESH
HALDER CHAINA	HALDER MALAY KUMAR
HALDER PRIYA LAL	HALWAI JAI PRAKASH
HALWAI KUSUM	HASAN S M SHAKIR
HASAN S M SHAKIR	HAZRA BIPLAB KUMAR
HAZRA PRADIP	HAZRA PRAKRITI KUMAR
HAZRA SUBRATA	HAZRA SUNIL KUMAR
HAZRA TUSHAR KANTI	HENNESSY PENELOPE
HOARE BIJOY KUMAR	HOQUE SK AFTER
HOSSAIN ABID	HOSSAIN AFZAL
HOSSAIN FIROJ	HUF BIJNAN SINGH ASHISH
IYER GANAPATHY HARIHARA	JAIN ASHA
JAIN SHANTI SWAROOP	JALAN UMA SHANKAR
JAYACHANDRAN RAMACHANDRAN	JHA DAYA NAND
JHA MAHESH	JHAJHARIA PRAVEEN
JHUNJHUNWALA SUMAN	JITASIA RISHI KUMAR
JOSEPH LATHA	JOSEPH THOMAS K
JOSHI ATUL	JUDAH JULIAN MILES
K KUMAR	K RADHAKRISHNAN
KABRA PRIYANKA	KAHALI AMITABHA
KAMPANI HEMAL	KAMPANI HEMAL
KAMPANI PRITHEEPAUL SINGH	KANT USHA LAXMI
KANTHEESWARAN T K	KAR MINATI RANI
KAR PRABIR	KAR SANKAR PRASAD
KAR SANKAR PRASAD	KAR SASHI BHUSAN
KAR SUBHAS CHANDRA	KAR TAPAS
KARMAKAR BENAY	KARMAKAR DAYAMAYEE
KARMAKAR DEBASISH	KARMAKAR DILIP KUMAR
KARMAKAR DILIP KUMAR	KARMAKAR DILIP KUMAR
KARMAKAR PARTHAPRATIM	KATHURIA AMRIT LAL
KATHURIA USHA	KAUL SANDEEP

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
KAUSHIK NITA	KEDIA ADITYA VIKRAM
KEJDIWAL PURSHOTTAMLAL	KESHRI RAJESH
KHAN AYUB	KHAN AYUB ALI
KHAN CHAN CHAL	KHAN DEBAL KUMAR
KHAN DEBAL KUMAR	KHAN MD FIROZ
KHAN NABI DAD	KHAN SERAJUL HAQ
KHANDELIA MAHESH	KHANDELIA MEERA
KHANNA AMRIT	KHANNA SARLA
KHANNAH V N	KHARA SANJAY J
KHEMKA RAM AOTAR	KHILANI JAIDEV KUMAR
KHUNDKER LATTIFUR	KISHANPURIA RATAN KUMAR
KOTHARI BHAGWANDAS	KOTHARI MAHESH KUMAR
KOTHARI PUSHPA DEVI	KOTHARI VINOD KUMAR
KOTHARY MOOCOOL	KOTICHA SUMIT
KUMAR AMAR	KUMAR BIPRA DAS
KUMARASWAMY H S	KUNDAGRAMI NIRMAL KUMAR
KUNDU ANINDITA	KUNDU ANINDYA
KUNDU ANINDYA	KUNDU ANIRBAN
KUNDU ARCHANA	KUNDU ASIS
KUNDU BANKU BEHARI	KUNDU DALI
KUNDU KRISHNENDU	KUNDU MADHUSUDAN
KUNDU RANJIT KUMAR	KUNDU RUMKI
KUNDU SAROJ KUMAR	KUNDU SOUMYENDRA NARAYON
KUNDU SUBIR KUMAR	KUNDU SUDIPTA KUMAR
KUNDU SUKANYA	KUNDU UTTAM KUMAR
LAHA AJOY KUMAR	LAHA ATASI
LAHA SUMANA	LAHA TILOKE CHAND
LAHIRI ANIRUDDHA	LAHIRI ANIRUDDHA
LAHIRY RAMESHWAR	LAKHOTIA AYUSH
LAKHOTIA RAHUL	LAKHOTIA RAHUL
LAKHOTIA VIJAY LAKSHMI	LAKHOTIA VINAY KUMAR
LAKHOTIA VINAY KUMAR	LALA SWAPNA
LALBASAK AMRITA	LAW ANJALI
LAW GOUTAM KUMAR	LODH CHANDAN KUMAR
LODH PRATIBHA	LODH RITUPARNA
LODH SWAPAN KUMAR	LODHA KAPIL
LODHA PADAM SINGH	LODHA PADMA
LODHA SARITA	LOHIA MURARI LAL
M ANANTHA PADMANABHAN L	MADIA KETAN SHANTILAL
MAHAPATRA AMAL KUMAR	MAHAWAR RAMAKANT
MAHAWAR SHREE KANT	MAHAWAR UMA
MAHESHWARI BISHNU KANTA	MAHESWARI KANTA
MAITRA SUDHAMOY	MAITRA RACHANA
MAITRA RUMA	MAITY ASHIM KUMAR
MAITY LIPIKA	MAITY RAJIV
MAJI KRISHNA KINKAR	MAJI MANOJ KUMAR
MAJUMDAR AJIT KUMAR	MAJUMDAR AJIT RANJAN
MAJUMDAR AMAL KUMAR	MAJUMDAR JAYANTA
MAJUMDAR RANAJIT KUMAR	MAJUMDAR SHYAMAL
MAJUMDAR SUBHRENDU	MAJUMDER ANANTA KUMAR
MAJUMDER ANUKUL	MAJUMDER BABY
MAJUMDER CHHAYA	MAJUMDER DHIRENDRA NATH
MAJUMDER HARAN CHANDRA	MAJUMDER HIRALAL
MAJUMDER JAYANTA	MAJUMDER JAYANTA
MAJUMDER KALYANI	MAJUMDER MANJUSREE
MAJUMDER MANJUSREE	MAJUMDER SOUMYADEB

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
MAL ASOK KUMAR	MALHOTRA MANOJ
MALHOTRA SUMEET	MALICK ANINDITA
MALLICK DEBJIT KUMAR	MALLICK HIMANGSHU
MALLICK SHABBAR IMAM	MALLIK ASIM KUMAR
MALLIK KASHMIR LAL	MALLIK KRISHNA MOHON
MALLIK PRABHAT KUMAR	MALLIK PRASANTA KUMAR
MALLIK SANKAR LAL	MALPANI MAHESH KUMAR
MALPANI MAHESH KUMAR	MALPANI OM PRAKASH
MANDAL AMIT	MANDAL ANJANA
MANDAL ANUP KUMAR	MANDAL ASIT KUMAR
MANDAL BANASHREE	MANDAL BANI KUMAR
MANDAL DEBASIS	MANDAL GIRIDHAR
MANDAL HRISHIKESH	MANDAL MADHURY
MANDAL MADHURY	MANDAL MINA
MANDAL RADHABINOD	MANDAL SATYA GOPAL
MANDAL SHILA	MANDAL SOMNATH
MANDHANA SUSHIL KUMAR	MANDHANA GOVARDHAN LAL
MANNA AJIT	MANNA DEBI
MATHUR SUNIL BEHARI	MATHUR SUNIL BEHARI
MAZUMDAR BIBEKANANDA	MAZUMDAR PARBATI GHOSH
MAZUMDAR RAMENDU GHOSH	MAZUMDER BIPLABANANDA
MAZUMDER JNANENDRA NATH	MAZUMDER MINU
MAZUMDER SANDEEP	MAZUMDER SUBHRA KR
MEHRA MUKESH	MEHTA RAJESH
MISHRA MUKESH KUMAR	MITRA ABHIJIT
MITRA AMARESWAR	MITRA ANINDITA
MITRA ASHOKE KUMAR	MITRA ASHOKE KUMAR
MITRA BHAGABATI	MITRA BHUPAL CHANDRA
MITRA GOKUL	MITRA HARI MOHAN
MITRA JYOTSNA	MITRA KABERI
MITRA MANOJ KUMAR	MITRA MANOJIT
MITRA NILRATAN	MITRA NRIPENDRA KUMAR
MITRA NRIPENDRA NATH	MITRA PALLAB KUMAR
MITRA PRATANU KUMAR	MITRA PRATANU KUMAR
MITRA PROTIVA	MITRA RABINDRA NATH
MITRA RANJIT	MITRA RITA
MITRA ROXY	MITRA RUPENDRA NATH
MITRA SAROJ KRISHNA	MITRA SOMNATH
MITRA SOMNATH	MITRA SUBHADEEP
MITRA SUBHASIS	MITRA SUBHASIS
MITRA SUMIT KUMAR	MITRA SWATI
MITRA TAPAN	MITRA TAPAN
MITRA TARIT KANTI	MITTAL BIMAL MEGHRAJ
MITTAL GOPAL KRISHAN	MITTAL GOPAL KRISHAN
MITTAL KAVITA	MITTAL NAND KISHORE
MITTAL SANGEETA	MITTAL SATYANARAYAN
MODAK NARAYANI	MODAK RAM MOHAN
MODANI SHAKUNTALA	MODANI SURAJ NARAYAN
MODI MANJU DEVI	MODI CYRUS PHIROZE
MOHATA SHYAM RATAN	MOHATA SURAJ DEVI
MOHTA ANANT	MOHTA RASHMI
MOHTA SHIV SHANKAR	MOITRA SUKUMAR
MOLLA MD JAYNALABEDIN	MOLLA SK SAHIDULLA
MOLLA SK SARIFARALI	MONDAL VIVEKANANDA
MONDAL ANATH BANDHU	MONDAL DILIP KUMAR
MONDAL GOURI SANKAR	MONDAL KRISHNA

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
MONDAL MALA	MONDAL MAMATA
MONDAL SUBHASISH	MONDAL SUKUMAR
MOOKHERJEE CHANDAN	MOOKHERJEE KALYANI
MOOKHERJEE TUSHARKANTI	MOULIK SOMA
MOZUMDAR MANICK CHANDRA	MUHURI DEBARSHI
MUKERJEE ALOK	MUKERJEE SUJIT KUMAR
MUKERJEE SUMIT KUMAR	MUKERJI ARUP KUMAR
MUKERJI MEERA	MUKHARJEE SANKARI
MUKHERJEE DIPTA	MUKHERJEE AJOY KUMAR
MUKHERJEE AMARESH	MUKHERJEE AMIT
MUKHERJEE AMLAN	MUKHERJEE ANJANA
MUKHERJEE ASHIM K	MUKHERJEE ASHIS
MUKHERJEE ASHOKE KUMAR	MUKHERJEE BASUDEV
MUKHERJEE BIJAN KANTI	MUKHERJEE DEBABRATA
MUKHERJEE DHURJATI	MUKHERJEE DHURJATI
MUKHERJEE DILIP KUMAR	MUKHERJEE GITA
MUKHERJEE INDIRA	MUKHERJEE KALYAN KR
MUKHERJEE KAMALA PROSAD	MUKHERJEE KAUSHIK
MUKHERJEE LATIKA	MUKHERJEE MANOJ KUMAR
MUKHERJEE MRINAL BARAN	MUKHERJEE NIMAI
MUKHERJEE NIRANJAN	MUKHERJEE PINAKI
MUKHERJEE PRABIR KUMAR	MUKHERJEE PRODIPTO
MUKHERJEE PROJESH KUMAR	MUKHERJEE RAMA NATH
MUKHERJEE RAMA NATH	MUKHERJEE RAMA NATH
MUKHERJEE RAMA NATH	MUKHERJEE RAMA NATH
MUKHERJEE RUPA	MUKHERJEE SANAT KUMAR
MUKHERJEE SANKAR	MUKHERJEE SIPRA
MUKHERJEE SOMENATH	MUKHERJEE SOUMITRA
MUKHERJEE SRISANTA	MUKHERJEE SUBHANKAR
MUKHERJEE SUBRATA	MUKHERJEE SUBRATA
MUKHERJEE SUCHARITA	MUKHERJEE SUDIP
MUKHERJEE SUDIP KUMAR	MUKHERJEE SUDIPTA
MUKHERJEE SUKLA	MUKHERJEE SUPRASANNA
MUKHERJEE SWASTIKA	MUKHERJEE SWATI
MUKHERJEE TAPATI	MUKHERJEE TUSHAR KANA
MUKHERJI SHYAMA PADA	MUKHERJI SIBAPRIYA
MUKHERJI SURA PRASAD	MUKHERRJEE BHOLA NATH
MUKHOPADHYAY MANAS	MUKHOPADHYAY PRATIP KUMAR
MUKHOPADHYAY PROBHAS KUMAR	MUKHOPADHYAY SUKHAMOY
MULLICK BASUDEV	MULLICK BASUDEV
MULLICK BELA	MULLICK GADADHAR DOSS
MULLICK MAHENDRA	MULLICK MAMATA
MULLICK MIRA	MULLICK PRASANTACHITTA
MULLICK RINA	MULLICK SANAT KUMAR
MULLICK SANJAY	MULLICK SIKHA
MULLICK SUSANTA KUMAR	MULLICK TANDRA
MURARKA RADHA	NAG ABANINDRA KUMAR
NAG ARNAB KUMAR	NAG KRISHNA
NAG NILANJAN	NAG SOUMEN
NAGPAL SANTOKH SINGH	NAHA ANIL CHANDRA
NAHAR AMAN	NAHAR APARNA
NAHATA RAJ	NAN ARUN KUMAR
NAN ARUN KUMAR	NAN ARUN KUMAR
NANDAN PINTU	NANDI ARUN KUMAR
NANDI RAJ KUMAR	NANDI RAJKUMAR
NANDI SUBHAS CHANDRA	NANDI SUJIT KUMAR

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
NANDY CHANDIDAS	NANDY CHANDRA MOHAN
NANDY KALIDAS	NANDY KEDAR NATH
NANDY PRABIR KUMAR	NANDY SIKHA
NANDY SWAPAN	NANDY TAROK NATH
NANDY TAROK NATH	NARAYANAN K
NARAYANAN T S SANKARA	NARAYANAN T S SANKARA
NARAYANAN T S SANKARA	NASKAR NITAI NANDA
NATH KALYAN BRATA	NATH PAPIYA
NATH PARTHA PRATIM	NAYAK ABHIJIT
NAYAK JAGABANDHU	NEOGI REKHA
NEOGI REKHA	NERURKAR ABHAY VASANT
NESA MEHERUN	NIYOGI KRISHNA
NOEL SANDRA DAWN	OJHA VANDANA
OSTAGAR ABDUL RASHID	PAIKAR BALAI CHAND
PAL ALOK KUMAR	PAL AMAR
PAL ATASHI	PAL BIKASH CHANDRA
PAL BIMAN	PAL CHAITALI
PAL GOPAL KRISHNA	PAL GOPI MOHAN
PAL HEMANTA KUMAR	PAL JOY KUMAR
PAL JOY KUMAR	PAL KASI BISWANATH
PAL NANDALAL	PAL NIHAR BALA
PAL NRIPENDRANATH	PAL PRABIR KUMAR
PAL PRADIP KUMAR	PAL RANJAN KUMAR
PAL RANJIT KUMAR	PAL RANJIT KUMAR
PAL SAMAPTI	PAL SAMAPTI
PAL SANAT KUMAR	PAL SANJIT KUMAR
PAL SANJIT KUMAR	PAL SANTI RANJAN
PAL SUBRATA	PAL SUJIT
PAL SUJIT	PAL SUSHIL KUMAR
PAL SUSHIL KUMAR	PAL SUSIL KUMAR
PAL TINKU	PAL CHOWDHURI SHAMAL
PAL SWAPAN KUMAR	PALIT SHYAMAL
PALODHI SATYA	PANJA ANIMA
PANJA SAROJ RANJAN	PAREKH LALIT
PAREKH KAMAL KUMAR	PAREKH SARBANI
PARIDA BISWARANJAN	PASARI INDU
PATODIA NIRMALA DEVI	PATRA AJIT KUMAR
PATRA ASHOK	PATRA DAYA
PATRA PROBIR KUMAR	PATRA SANDIP
PATWARI ANKIT	PAUL ANJALI
PAUL ASHIS KUMAR	PAUL ASIM KUMAR
PAUL JAYANTI	PAUL MADHU MITA
PAUL MANINDRA NATH	PAUL MANOJ KANTI
PAUL SANTOSH	PAUL SUNIL KUMAR
PAUL SUVABRATA	PAUL SUVASISH
PAUL CHOWDHURY DURGA PRASAD	PERVIN NAHID
PODDAR NIDHIR	PODDAR RAJESH
PODDAR RAJESH	PODDAR RAJESH
PODDAR RAJESH	PODDAR RATNESH KUMAR
PODDER MANO RANJAN	PODDER RANAJIT
PRADHAN RAMKRISHNA	PRAKASH T SAI
PRAKASH TURLAPATI SAI	PRAMANICK BISWANATH
PRAMANICK UTTAM	PRASAD ANJALI
PRASAD JITENDRA	PRASAD SANJAY
PURI SANJIV	PURKAYASTHA DWIPENDRA NARAYAN
PYNE AJOY LAL	R MAHADEVA SASTRY S

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER

R RAGHURAMAN P
RAHA DEBAKI RANJAN
RAHA LAKSHMAN
RAHA SITASMA SUBHRA
RAJAK DEBASIS
RAKSHIT RINA
RAMANUJAM K V
RAMCHANDANI SARIKA KISHORE
RATHI DEVENDRA KUMAR
RATHI MOHAN LAL
RATHI SHYAM LAL
RAY AMITABHA
RAY ANINDYA
RAY BEAUTY
RAY BISWANATH
RAY JAYANTA KUMAR
RAY KAMAL KRISHNA
RAY MALAY KUMAR
RAY RABINDRA KUMAR
RAY SANKAR NATH
RAY SUCHANDRA
RICHARD ELIZABETH
ROY ALOKE KUMAR
ROY AMIT KUMAR
ROY ANITA
ROY ASIT
ROY AVIJIT BARMAN
ROY BIMAL KRISHNA
ROY DEBGOPAL
ROY INDRAJIT
ROY JYOTSNA
ROY MANISH KUMAR
ROY S BASANTI
ROY NIRMAL CHANDRA
ROY PIJUSH KANTI
ROY PRABIR KUMAR
ROY RABINDRA NATH
ROY SAMIR
ROY SANTOSH CHANDRA
ROY SHIB SHANKAR
ROY SUDHANGSHU MOHAN
ROY CHOUDHURY PRABIR
ROYCHOUDHURI SUBHENDU
ROYCHOWDHURY HIRAK KRISHNA
RUIA ARUN KUMAR
RUIA ARUN KUMAR
SABOO JITENDRA KUMAR
SADHUKHAN ASHOK KUMAR
SADHUKHAN HIRALAL
SAHA ANITA
SAHA SARMISTHA
SAHA AMAL KRISHNA
SAHA APURBA
SAHA ASOK KUMAR
SAHA BASABI
SAHA BHASKAR

NAME OF MEMBER

RADHAKRISHNAN KRISHNAMOORTHY
RAHA DHRUBA JYOTI
RAHA MRIDUL KANTI
RAISURANA SHILPA
RAJAK JULIE
RAMAMURTI KUNJITAM
RAMANUJAM P B
RAO K RAMA
RATHI KANAHAYA LAL
RATHI SASHI
RAY ADITI
RAY AMITABHA
RAY ASISH KUMAR
RAY BIPLAB
RAY CHITTA RANJAN
RAY JOGENDRA LAL
RAY KRISHNENDU
RAY PRADIP KUMAR
RAY SANJIB KUMAR
RAY SHOVAN
RAY TAPAN KUMAR
ROUTH RABINDRA NATH
ROY AMARESH KUMAR
ROY AMITABHA
ROY ARABINDA KUMAR
ROY AVIJIT BARMAN
ROY BIJAY KRISHNA
ROY BISWAJIT
ROY DURGA PROSAD
ROY JOYOTI
ROY MALAY
ROY MANO RANJAN
ROY NIRMAL CHANDRA
ROY PANKAJ KUMAR
ROY PIJUSH KANTI
ROY PUSHKAR KUMAR
ROY RAJIB RATAN
ROY SANTI KUMAR
ROY SHARMISTHA GHOSH
ROY SHIBABRATA
ROY TAPAN KUMAR
ROY CHOUDHURY SHYAMA PRASAD
ROYCHOWDHURY RANJAN
RUDRA SWAPAN
RUIA ARUN KUMAR
SABHERWAL RAJEEV KUMAR
SADHU RUBY
SADHUKHAN BABLU
SADHUKHAN SUJIT
SAHA MONO RANJAN
SAHA ADHIR CHANDRA
SAHA AMIT KUMAR
SAHA APURBA KUMAR
SAHA BASABI
SAHA BASU DEV
SAHA BIBEK

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
SAHA BIDYUT KUMAR	SAHA BINOY
SAHA BIPUL	SAHA CHANDRIMA
SAHA DILIP	SAHA GOUR GOPAL
SAHA GOUR GOPAL	SAHA GOUR GOPAL
SAHA GOUR PADA	SAHA GOURANGA LAL
SAHA INDRA MOHAN	SAHA JAYDEV
SAHA KAMAL	SAHA KANIKA
SAHA LAKSHMI NARAYAN	SAHA LALI
SAHA MADHAB CHANDRA	SAHA MALLIKA
SAHA MALLIKA	SAHA MALLIKA
SAHA MALLIKA	SAHA MANABENDRA LAL
SAHA MANIKA	SAHA MANORANJAN
SAHA MANORANJAN	SAHA MIRA
SAHA MIRA	SAHA MIRA
SAHA NABA GOPAL	SAHA NETAI
SAHA PARIMAL	SAHA PRABIR KUMAR
SAHA PRABIR KUMAR	SAHA PRABIR KUMAR
SAHA PRASHANTA KUMAR	SAHA PRIYANKA
SAHA RADHASHYAM	SAHA RAJ KUMAR
SAHA RAJA GOPAL	SAHA RAJA GOPAL
SAHA RAMES CHANDRA	SAHA RANJAN
SAHA RANJIT KUMAR	SAHA SAMIR
SAHA SAMIR KUMAR	SAHA SANAT KUMAR
SAHA SANTANA	SAHA SANTI RANJAN
SAHA SHIBABRATA	SAHA SIBANI
SAHA SOMA	SAHA SUBHASISH
SAHA SUJIT KUMAR	SAHA SUKANTA
SAHA SUKANTA	SAHA SUKANTA
SAHA SURESH CHANDRA	SAHA TAPAN KUMAR
SAHA TAPATI	SAHA TAPATI
SAHABUDDIN MD	SAHANI RAJU
SAHOO SANKARI	SAHW BIDYUT KUMAR
SAJID MD	SAMADDAR SWAPAN KUMAR
SAMANTA AJOY KUMAR	SAMANTA ASHOK KUMAR
SAMANTA KALIPADA	SAMANTA TAPAN
SANBUI SASIM KUMAR	SANKAR C R
SANKAR C R	SANKAR C R
SANKARANARAYANAN T S	SANYAL ALAK
SANYAL MADHUSUDAN	SANYAL SAMARENDRA NATH
SARAF PRANAY	SARAF RAJENDRA KUMAR
SARAF SANTOSH KUMAR	SARAOGI SHANKAR LAL
SARDA RAJENDRA	SARDAR RAMENDRA
SARKAR AMAL	SARKAR ANITA
SARKAR ANJALI	SARKAR ASHIM KUMAR
SARKAR ASIM KUMAR	SARKAR DALIA
SARKAR DEBABRATA	SARKAR GITA
SARKAR GOPAL KRISHNA	SARKAR JAYA
SARKAR LAKSHMI	SARKAR GOPAL KRISHNA
SARKAR NARENDRA CHANDRA	SARKAR PARITOSH
SARKAR PRABIR KUMAR	SARKAR PRABIR KUMAR
SARKAR PRADIP	SARKAR PRADIP
SARKAR RADHA	SARKAR RAMENDRA NATH
SARKAR RATHINDRA NATH	SARKAR REENA
SARKAR SHANKAR	SARKAR SUMIT KISOR
SARKAR TAPAS KUMAR	SARKAR TUSAR KANTI
SARKAR UJJAL	SARKHEL RABINDRA NATH

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
SASMAL PROSANTA KUMAR	SASMAL SOVAN
SASTRY GIRIJA	SEAL BANDONA
SEAL BIDYUT KR	SEAL BISWA NATH
SEAL GOUR MOHAN	SEAL KAKALI
SEAL PRADIP KUMAR	SEAL SRABANI
SEAL SUSHIL KUMAR	SEAL TARUN KUMAR
SEIN AMIYA NATH	SEIN AMIYA NATH
SEN AMITAVA	SEN AMITAVA
SEN ANANDA SANKAR	SEN ASHOKE
SEN ASISH KUMAR	SEN BASUDEB
SEN DIPEN KUMAR	SEN JYOTIRINDRA NATH
SEN KALYAN KUMAR	SEN KARABI
SEN KARABI	SEN MALLIKA
SEN NIHAR KUMAR	SEN PABITRA RANJAN
SEN PABITRA RANJAN	SEN PRAN KRISHNA
SEN PRASUPTA	SEN PRODIP KUMER
SEN RAJKUMAR	SEN RAJKUMAR
SEN RINA	SEN RUPA
SEN SAMAR	SEN SAMAR
SEN SANJOY KUMAR	SEN SATYABRATA
SEN SEULI	SEN SHYAMAL KUMAR
SEN SUBRATA	SEN SUGATA
SEN SUSANTA	SEN SUSHIL KUMAR
SENGUPTA ANIRUDDHA	SENGUPTA ANUP KUMAR
SENGUPTA BIPLAB KANTI	SENGUPTA CHINMOY
SENGUPTA DEBARATI	SENGUPTA DEBARATI
SENGUPTA JYOTIRMAY	SENGUPTA KALYAN
SENGUPTA KARUNASISH	SENGUPTA MEERA
SENGUPTA NILAY	SENGUPTA NILAY
SENGUPTA PARTHA	SENGUPTA RANJIT
SENGUPTA REBA	SENGUPTA SAMIR KUMAR
SENGUPTA SRIMOYEE	SENGUPTA SUBIR
SENSARMA ANAL KUMAR	SETT KAJAL
SETT SANJOY KUMAR	SETT SANJOY KUMAR
SETT SANJOY KUMAR	SETT SEKHAR
SETT SHOMENATH	SETT SUDIPTA
SHAH CHANDRAKANT P	SHAH DHARMESH KUMAR
SHAH DHIMAN KUMAR	SHAH DIPAK P
SHAH MANOJ KHAGENDRA	SHAH MD NASIRUDDIN
SHAH NALIN S	SHAH PRATIK
SHAH RAJESH	SHAH VEENA C
SHAHA SHANKAR	SHARMA ASHA
SHARMA GIRDHARI LAL	SHARMA LEKHA
SHARMA MANJU	SHARMA RAJ DEV
SHARMA SANJIV	SHARMA SURENDRA KUMAR
SHAW BRAHMA SHANKAR	SHAW MUNNA KUMAR
SHAW RABINDRA PRASAD	SHOM DAVE P
SHOME SURAJIT	SHROFF NIRMAL KUMAR
SIKDAR APARNA	SIKDAR ASHOK KUMAR
SIKDAR ASHOK KUMAR	SIKDAR PIJUSH PATI
SIKDAR SANTANU	SIL AMAR NATH
SIL ASIM KUMAR	SIL ASIM KUMAR
SIL ASOK KUMAR	SIL LILY
SIL MADHUSUDAN	SIL RANJAN KUMAR
SIL UTPAL BIKASH	SINGH ANUP
SINGH ASHOK KUMAR	SINGH KAMESWAR PRASAD

LIST OF MEMBERS WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

NAME OF MEMBER	NAME OF MEMBER
SINGH LINDA	SINGH RAM SAMUJH
SINGH SHYAM	SINGHANIA LAXMI KANT
SINGHI RAJENDRA KUMAR	SINGHI RAJENDRA KUMAR
SINGHI SURAJ DEVI	SINHA ARUNA
SINHA BEDANTA KUMAR	SINHA BISWAJIT
SINHA CHANDAN KUMAR	SINHA DILIP KUMAR
SINHA KALLOL	SINHA NAND KUMAR
SINHA NIRMAL CHANDRA	SINHA PALLAB KANTI
SINHA PARTHA SARATHI	SINHA PRADIP KUMAR
SINHA RANGAN KUMAR	SINHA SHYAMAL KUMAR
SINHAROY BIJOLI PROSAD	SINHAROY PRODYOT KUMAR
SOM AMITABHA	SOM PRANAB CHANDRA
SOMANI KAMAL KUMAR	SOMANI SATYA NARAIN
SOMANI SHAKUNTALA	SRIMAL BIJNAN SINGH
SRIMAL BIJNAN SINGH	SRIMAL BIJNAN SINGH
SRIMAL RANI	SRIMANI ANUTARA
SRIMANI SOUMENDRA KUMAR	SRIPAD SUSHILA
SUD RAJIV NARAYAN	SUKHANI SUSHIL KUMAR
SUKHANI SUSHIL KUMAR	SUKHANI SUSHIL KUMAR
SUKHANI VIVEK	SULE SANDEEP ARUN
SULTANA AKBARI	SUR ABHIJIT
SUR DEBMALYA	SUR NILANJAN
SUR NILANJAN	SUR SHYAMAL KANTI
SURANA DEBASISH RAI	SUREKA ALOK
SUREKA MOHAN LAL	SURI USHA
TALUKDAR SUVRA	TALUKDER JYOTIRMOY
TALUKDER MRIDUL KUMAR	TANDON RAJIV
TANDON ROOP NARAIN	TEKRIWAL VISHESH
THAKUR DIPAK BASU	THIRANI ABHAY KUMAR
TIWARI VINOD KUMAR	TONDON RADHAKRISHAN
TRIPATHI ANIL KUMAR	TRIPATHI SUBHASIS
TSENG RITA	TULSIAN SANWAR MALL
UPADHAY NAYANA	V RAMANI S
VAIDYANATH K	VARDHAN VIVASH
VEERARAGHAVAN K V	VENKATRATNAM B
VERMA ALOK	VERMA JITENDRA KUMAR
VIJAYARAGHAVAN B	VYAS BALDEO DAS
WADADAR BINOY BHUSHAN	YAGNICK MANIDHAR

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
A RADHAKRISHNAN	LADIA NISHANT
ADAMS ANN	DEVESHWAR Y C
ADHYA SIPRA	SHETH NITIN
AGARWAL ALKA	LOHIA SATYANARAYAN
AGARWAL SULOCHANA DEVI	GUPTA HIMROJ
AGARWAL YASHAS PATI	CHATTERJEE B B
AGARWALA SATYANARAYAN	TIBREWAL PRASUN
AGARWALLA MAYA DEVI	SUREKA P
AGRAWAL AJAY	SHARMA GIRIRAJ
AGRAWAL ALOK	AGARWAL PRANAY
AGRAWAL SANJAY K	CHATTERJEE B B
AITHANI KHEM SINGH	DEVESHWAR Y C
AIYER KANNAN	DEVESHWAR Y C
AJITH P P	DEVESHWAR Y C
AJITH USHA	DEVESHWAR Y C
B PRABHU DAS	PUROHIT RAJU
B SRIRAMULU	ROY BINOY
BABU M KRISHNA	DEVESHWAR Y C
BABURAO A	DEVESHWAR Y C
BAGARIA SUMAN	SOGANI PRIYANKA
BAGARIA UMA	SARAF BIMLA DEVI
BAID PREETI	BAID RAJENDRA KUMAR
BAID PUKHRAJ DEVI	BAID RAJENDRA KUMAR
BAJPAI KRISHNA GOPAL	PAREKH PRATIBHA
BAKSI SUCHITRA	ROY ARINDAM
BAKSI SUKUMAR	ROY ARINDUM
BANERJEE DHANANJOY	BANERJEE ACHINTYA
BANERJEE KANIKA	BANERJEE MRINMOY K
BANERJEE MEERA	BANERJEE SANTANU
BANERJEE NAMITA	BANERJEE SANTANU
BANERJEE PURNIMA	BANERJEE DEBAPRIYA
BANERJEE SANJAY	BANERJEE KAKALI
BANERJEE SULATA	CHATTERJEE SAHELI
BANERJEE SUPRIYA	BANERJEE SANDIPAN
BANGUR VINITA	BAHETY L N
BARASIA SHRUTI	SANGANERIA HARSH
BASU MITRA	BASAK SUNITA
BATRA RAKESH	DEVESHWAR Y C
BENIRAMKA SAWAL RAM	BENIRAMKA LEENA
BHARTIA MANISH	BHARTIA DEEPAK
BHATTACHARJEE JAYANTI	BHATTACHARYYA PRASANTA
BHATTACHARYYA MRS PURABI	BHATTACHARYYA SUDIPTA
BHAUMICK SATYA RANJAN	BHOWMICK SUSANTA
BHAUMIK DEBABRATA	SINGHI R K
BHAUMIK DURGAPRASAD	BOSE ARUN
BHAUMIK MAYURA	BHAWMIK RANAJIT
BHAUMIK RANABIR	BHAUMIK RANAJIT
BHAUMIK SAKTIPRASAD	DEVESHWAR Y C
BHAUMIK SUBRATA	BOSE ARUN

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
BHOWMIK MONORANJAN	BHOWMIK BIRESH
BHOWMIK SUBHANKAR DEY	BHAUMIK RANAJIT
BHUIN CHHAYA	BHUIN ARINDAM
BINANI GOVIND DEVI	DAMANI RAJ KUMAR
BIRLA BIMAL KUMAR	MALPANI MAHESH KR
BISWAS KAKALI	BISWAS MADHUSUDAN
BIYANEE PREMLATA	BIYANEE NILAM
BOSE SHOUMIK	BUDHIA PAWAN KUMAR
BOSE SRINJOY	BUDHIA PAWAN KUMAR
BOSE ABHIK KUMAR	BOSE SOUMIK
BOSE NAYNA	CHATTERJEE UMESH
BOSE SOMA	BOSE SUBASH CHANDRA
BOTHRA VIKASH KUMAR	BOTHRA JYOTI
BRAHMA SRIPARNA	BRAHMA AMALENDU
BRAHMAIAH G	SINGHI R K
CHAKRABARTY SUDHA	BHATTACHARYA PRABIR
CHAKRABORTTY DEBANJAN	CHAKRABORTTY PROSENJIT
CHAKRABORTY APARNA	CHOUDHURY SHASHWATI
CHAKRABORTY INDRANI	BHADURI MALAY
CHAKRABORTY PARAMITA	CHAKRABORTY DEBDAS
CHAKRABORTY PRATHAMESH	BAHETI VIJAY SHANKAR
CHANDA AVIJIT	CHANDA ANJU
CHANDAN REDNAM NAGA	RAY AMIT
CHANDRASHEKAR K	DAS SUJIT
CHATTERJEE PRASANNA	BOSE ARUN
CHATTERJEE SANJAY	CHATTERJEE SANTA
CHATTERJEE SIPRA	CHATTERJEE GAURAV
CHATTOPADHYAY MR SUMIT	SAHA BHASKAR
CHATURVEDI DILIP	MANNA ANIMESH
CHAUHAN KISHORE	SAHA DEBSANKAR
CHHAJER AMIT KUMAR	PAUL TAPENDRANATH
CHOKHANI BISHWANATH	CHOKHANI NIKITA
CHOPRA MANJUL	DEVESHWAR Y C
CHOUDHURY BIJON KANTI	CHAOUDHURY BAPPADITYA
CHOUDHURY GITA RANI	CHOWDHURY RABIN
CHOUDHURY RAJ	CHOUDHURY GEETA
CHOWDHURY NAGENDRA KUMAR	SAHA PRAHLAD CHANDRA
CHOWDHURY RUBI ROY	ROYCHOWDHURY MRIGANKA
CLEMENT LEO	DAS AMARENDRA NATH
D RAJESH T	JAIN MOHIT
DAGA SAROJ	DAGA DEVENDRA KUMAR
DAGA VINIT KUMAR	SARAOGI NILESH
DAS ARGHYA PRASUN	BISWAS SUDIPTO
DAS ARITRA	BISWAS SUKUMAR
DAS BABY	DAS GOUR CHANDRA
DAS DIPEN	PAREKH LALIT
DAS MALABIKA	DAS MANOJ KUMAR

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
DAS RAJENDRA PRASAD	MONDAL SANJIT
DAS SUBAL CHANDRA	DAS AMIT
DAS SUSMITA	DAS DEBASIS
DAS TUSHAR KANTI	KOLEY ARPITA
DAS UMAKANT	SAGAR SK
DASGUPTA MRS LINA	DASGUPTA JOYOTTAM
DATTA GOUTAM	DUTTA ASIM KUMAR
DAVID P J	BISWAS SANKAR
DBV RANGA RAJU	DEVESHWAR Y C
DE REBA	BARDHAN SOUMAK
DEB RAJIB	DHAR PREMDIP
DESAI RAVI ARUN	CHATTERJEE B B
DEV Y SATYA	ROY PRATIK
DEV Y SATYA	BALMIKI SUMAN
DEVI K R RAJESHWARI	MONDAL DILIP
DEY DILIP KUMAR	DEY SUDIPTA
DEY SANCHITA	DEY SURYA KUMAR
DHANUKA MEERA	DHANUKA ABINASH
DHANUKA SMITA	DHANUKA MOHIT
DIVAKARLA V RAJIV MOHAN	GUPTA BIJOY
DODDAPANENI SAMBASIVA RAO	SAHA DEBASISH
DUTT ARUN KUMAR	HALDAR SRI BADAL CH
DUTTA ANIRBAN	AUDDY KASHI NATH
DUTTA DEPALI	DUTTA PRADIP
DUTTA DIPAK	DE ARKOPAL
DUTTA KRISHNA	DUTTA PRADIP
DUTTA PRAKASH KUMAR	DEVESHWAR Y C
DUTTA RUBY	DUTTA SAMRENDRANATH
DUTTA SATYA RANJAN	NANDY ROMINA
DUTTA TRIBENI	DUTTA DILIP KUMAR
EASWARAN M S	CHAKRABORTY GOURI SANKAR
ESHWARAIAH M	MALLICK ANUPAM
FULKUMARI	KUMAR ASHOK
G RAVI BABU	CHAUDHURY NARESH
GADRE MAHESH V	PAREKH LALIT
GANDHI INDU	SINGHI R K
GANDHI SANJIV	CHATTERJEE B B
GANDHI SANJIV	BOSE ARUN
GANERIWALA PAWAN KUMAR	AGARWAL ASHISH
GANERIWALA SUNITA	KHANDELWAL SWAGATAM
GANGULI GARGEE	GANGULI ASHISH KUMAR
GARANI MONI RANI	JALAN ANKITA
GARG CHANDRAKALA	GARG SUBHASH

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
GARG PANKAJ KUMAR	BOSE ARUN
GAUR VIJAY KUMAR	OJHA VANDANA
GHOSH CHOKITA	GHOSH BIMAL KANTI
GHOSH DEBENDRA	BANERJEE PARBOTI
GHOSH HAIMANTI	BASU VIVEK
GHOSH MADHUSREE	SEN PRITAM
GHOSHAL MAYA	GHOSAL AMAL K
GINODIA SAROJ	GINODIA VIKASH
GOENKA NAND LAL	BAJAJ RAKESH
GOENKA SANGITA	MURARKA BINOD KUMAR
GOPAIAH S	CHATTERJEE B B
GOSWAMI ANUP	JANA PRASANTA
GOVIND P	CHATTERJEE B B
GUHA CHANPA	GUHA SIDDHARTHA
GUHA CHANPA	CHOUDHURY SANJAY BANIK
GUHA CHANPA	GUHA SIDDHARTHA
GUNA K	GHOSH BISWADEV
GUPTA KONA DUTTA	PAREKH PRATIBHA
GUPTA SHEELA DUTTA	PAREKH PRATIBHA
GUPTA ANCHAL	CHATTERJEE B B
GUPTA MADDULA SUBBARAO	DEVESHWAR Y C
GUPTA SABITA	GUPTA DEEPAK
GUPTA VANDANA	DASGUPTA SAJAL
GURZI RAJENDER KUMAR	DEVESHWAR Y C
GUSAIN KAMLESHWARI	SAMANTA AVIJIT
HAIDER TALAT	MODA ABHISEK
HARAN PADMA	SIVAKUMAR G R
HARLALKA BINA	JALAN LALITA DEVI
HUSAIN SHAMINA	CHATTERJEE B B
HUSSAIN AHMAD	DEVESHWAR Y C
J SAIBABA B	CHAKRABORTY CHANDAN
JACOB A V	DEVESHWAR Y C
JACOB ANU	CHATTERJEE B B
JAGADEESH K V	GHANTI SWARUP
JAGANNADHAM TANGUDU	VAIDYANATH K
JAGDISH MANDAL	SINGHI R K
JAIN LEELA	JAIN R M
JAIN PIYUSH KUMAR	SINGH SANJAY KUMAR
JAIN SANGEETA	DAVE JAYESH
JAIN SUNIL KUMAR	THARAD NITESH
JALAN GOPAL	JALAN SNEHLATA
JALAN PRITI	JALAN ANKUR
JANA CHINMOY BIKAS	JANA ANINDITA
JANAKIRAM DARNA	GHOSH PRASUN
JAYABAL J SEKAR	DEVESHWAR Y C

e

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
JHA BHOGENDRA	DUTT ABHISHEK
JHAJHARIA PRADEEP	JAIN ADARSH
JHAJHARIA PRADEEP	JHAJHARIA B L
JHAWAR NEETU	MALPANI OMPRAKASH
JUPUDI KAMALA DEVI	DAS SUBHASISH
K MOHAN RAO	SINGHI R K
K SRINIVASA GURIKAR	CHATTERJEE B B
K SIRAJ AHMED B	PAREKH LALIT
K SURYA PRAKASH RAO	CHATTERJEE B B
K VARGHESE A	DEVESHWAR Y C
K VIJAYA KUMAR	SINGHI R K
KAILASH M E	CHAKROBORTY GOURI SANKAR
KALSOTRA KRISHNAKANT	CHATTERJEE B B
KAMBAPU NAGA KALYAN	KHETO MANOJ
KAMBAPU RAMA KRISHNA REDDY	KARMAKAR AVIJIT
KANODIA OM PRAKASH	MASKARA ASHISH
KAPOOR VIJAY C	DEVESHWAR Y C
RAJIVE KAUL	DEVESHWAR Y C
KEDIA GOVIND PRASAD	MONDAL SANJIT
KEDIA NEELAM	KEDIA RASHMI
KEDIA SANT KUMAR	CHAMARIA MANISH
KEJRIWAL SAURAV	BAJORIA VINAY
KEJRIWAL SHYAM MURARI	SARAF ARPIT
KHAN PAPIA	KHAN DEBAL KUMAR
KHANDELWAL ANITA	KHANDELWAL NEHA
KHARE DEEPAK KUMAR	DEVESHWAR Y C
KISHORE K N V	CHAKRABORTY SOMENNATH
KOCHAR LILA DEVI	KOCHAR SUJATA
KOLLEPARA VENKATA SUBBA RAYUDU	DEVESHWAR Y C
KOTHARI ASHOK KUMAR	KOTHARI B D
KOTHARI PUSPA	KOTHARI SANTOSH KR
KOTHARI VIJAY KUMAR	KOTHARI AREHANA
KRISHNA K S V S	GUPTA SUSANTA DUTTA
KRISHNAVATARAM BARATAM	VAIDYANATH K
KUMAR B RAMESH	GUIN DEBASISH
KUMAR C RAJA	DEVESHWAR Y C
KUMAR JOYSHREE	SENGUPTA PRABIR
KUMAR S GANESH	CHATTERJEE B B
KUMAR SUMA M	DUTTA RAJIV
KUMAR T A PRASANNA	DEVESHWAR Y C
KUNDU SHYAM SUNDAR	KUNDU SNIGDHO SUNDAR
L NARASIMHACHARYULU P	MANDAL AJIT
L NARASIMHACHARYULU P	MALLICK RAJA
L NARISIMHIM K V	DEVESHWAR Y C
LAHIRI BISWANATH	CHATTERJEE B B
LAKSHMI KUCHI	DEVESHWAR Y C
LAKSHMI TANGUDU	VAIDYANATH K
LAKSHMINARAYANA S	CHATTERJEE B B
LAW ASIMA	BASAK INDRANIL
LAW GOLOCK BEHARI	LAW GOUTAM KUMAR
LAW SUDHANGSU KUMAR	BASAK INDRANIL
LINGAPPA KORISETRA	CHATTERJEE B B

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
LUTHRA RAJIV	DEVESHWAR Y C
MADHAVA SHENOY T SADASHIVA	DAS TAPAS
MADIA KETAN SHANTILAL	PAREKH LALIT
MAHAKUD SIKAR CHANDRA	PAREKH LALIT
MAHESHWARI AJAY KUMAR	MAHESHWARI SURUCHI
MAJUMDAR BASAB GHOSE	SINGH PRASANTA
MAJUMDAR KAKALI	MAJUMDER SHYAMAL
MAJUMDAR SAUMITRA	MAJUMDAR SUKUMAR
MAJUMDAR SUBHAJIT	BANERJEE TAPAN
MAJUMDER MAYA	MAJUMDER UJJAL KUMAR
MALA B N	DEVESHWAR Y C
MALAKAR PAPIA	MALAKAR ANTAM
MALAKAR SUBHAM	MALAKAR ANTAM
MALANI VIKASH	CHANDAK KAUSHAL
MANDA SIVA SANKAR	GHANTI MIGHEEN
MANDAL INDERDEO	DEVESHWAR Y C
MANDAL NANDAKUMAR	SINGHI R K
MANDAL NEMAI	SINGH PRASANTA
MANGAYARKARASI C	DEVESHWAR Y C
MANKHAZHI RAMDAS	CHATTERJEE B B
MANTHA NAGESH	CHAKRABORTY SRUTIMAN
MAZUMDAR ANIMA	MAJUMDAR AJIT KUMAR
MAZUMDAR RAMALA	MAZUMDAR ADITI
MAZUMDER SAMRAT	BOSE PRASENJIT
MEDAVARAPU CHANDRA MOULI	HALDER ABHISHEK
MEHERA SANJOY	CHAKRABORTY ASOK KUMAR
MISHRA SHARDA	MAHTANI HARSHA
MITRA ANUP KUMAR	DEVESHWAR Y C
MITRA BISWANATH	MITRA DEBOLINA
MITRA BISWANATH	MITRA SUJATA
MITRA MAHUA	DEVESHWAR Y C
MITRA MANOJIT	MITRA SAURJYA PRATIM
MITRA PRODYOT KUMAR	MITRA ANANYA
MITRA SIMA	MITRA PRATANU KUMAR
MITRA SUNIL KUMAR	CHATTERJEE B B
MOHAMMED AZAM	DEVESHWAR Y C
MOHAN A L N KRISHNA	DEVESHWAR Y C
MOHATA HARI DAS	PARAKH ANU
MOHATA LAXMI	MUNDHRA PRATIK KR
MOHATA PUSHPA DEVI	MOHATA VANDANAN
MOHTA BHARATI	MOHTA ADITYA
MOHTA KIRAN	AGARWAL MANISH
MOHTA KRISHNA KUMAR	MOHTA DIPESH
MOULIK DILIP KUMAR	MOULIK SOMA
MUKERJEE SUBIR LAL	MUKERJEE SOUGATA LAL

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
MUKHERJEE BISHWANATH	DEVESHWAR Y C
MUKHERJEE CHANDRIMA	MUKHERJEE RATHINDRA NATH
MUKHERJEE CHINMOYEE	PAUL TAPENDRANATH
MUKHERJEE DEEPANJAN	MUKHERJEE DIBYENDU
MUKHERJEE PRATIMA	MUKHERJEE PRABIR KR
MUKUNDA A V G	DAS BABAI
MUNDHRA KAMAL KISHOR	MUNDHRA DIPAK KR
MUNDHRA KAMLA DEVI	MUNDHRA KARAN
MURALI K	CHATTERJEE B B
MURALIDARAN C	DEVESHWAR Y C
MURTHY BARATAM BALA KRISHNA	VAIDYANATH K
MURTHY K KRISHNA	BASAK SANJOY
MURTHY MUKKAVILLI SREE RAMA	SAHA ARIJIT
MURTHY P S R V S S N	SINGHI R K
MURTY W V BALARAM	CHATTERJEE B B
NAGADEVARA UMA MAHESWARA RAO	SEN JAYANTA
NAGKUMAR S	DEVESHWAR Y C
NAHAR AMAN	NAHAR AMIT
NAHAR ASHOKE	MAHAR AMIT
NALUI CHHABI	NALUI BIRENDRA NATH
NANDAKUMAR RADHIKA	ROY PRADIP
NANDI HIRAK	MANNA MEENA
NARASIMHAM K B V L	DEVESHWAR Y C
NARAYAN K SHIVA	DEVESHWAR Y C
NARAYANAN T R	PAL KANTI NATH
NARAYANAN TIRUNELVELI RAMASWAMY	SRINIVASAN S
NATHBARBHUIYA PRABUDDHA	GARG KUNAEY
NEELAVENI N L	DEY TAPAS
NEOGI DILIP KUMAR	NEOGI DIPANKAR
NORONHA A R	BOSE ARUN
NORONHA ALWYN REGINALD	SINGHI R K
NORONHA ALWYN REGINALD	DEVESHWAR Y C
P KESAVA RAO	JHA BIPIN
P LAXMANRAO	SAMANTA ASIM
P VENKAT REDDY	CHATTERJEE B B
PABARI LAXMIKANT PURSHOTAM	PABARI PAYAL
PAKEERU BARATAM CHANDRA SEKHARA	SINGHI R K
PAL PARAMESH CHANDRA	PAL KAUSIK
PANI K SARANGA	BOSE ARUN
PARVATEESAM B	DEVESHWAR Y C
PATEL MARION	BAG PRANAB
PATEL NITA BEN	KANKANI ANAND
PATEL NOORULAMIN MOHD SAHEB	DEVESHWAR Y C
PATODIA SUDHA	MURARKA RADHA
PAUL LAPI	MANNA PRAFULLA
PAUL SUBODH CHANDRA	DEVESHWAR Y C

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
PAUL SUBODH CHANDRA	SINGHI R K
PERUMALLU V L	DEVESHWAR Y C
PERWEEN SHAMA	NASIRUDDIN MD
PODDAR SUKUMARI	PODDAR NIDHAR
PRAKASH P	CHATTERJEE B B
PRASAD CH SIVA	PAKREY AVIJIT
PRASAD G S S SYAM	ADHIKARI BAPPA
PRASAD HARIRAM	BOSE ARUN
PRASAD JAYANADAN	CHAKRABORTY DEBASHISH
PRASAD N V V	CHATTERJEE B B
PURI SUDHIR	CHAKRABORTY MONOJ
PUROHIT ASHOK	MALPANI MANOJ
PUROHIT SARITA	SOMANI KAMAL
PYNE SUMITA	PYNE RAM KRISHNA
RADHA K V K	BISWAS PULAK
RADHAKRISHNAN PUSHPA	JAIN LOKESH
RAGHAVAN CHELLAM	VISWANATHAN P R
RAJESH V L	DEVESHWAR Y C
RAJESWARI R	GUPTA RAJU
RAJU A APPALA	KANORIA VEDANTA
RAJU A APPALA	GUPTA SHREEKANT
RAJU A APPALA	DEVESHWAR Y C
RAJU CH SREERAMA	HALDAR ABHISHEK
RAJU S SRI RAMA	PAKREY TINKA
RAMACHANDRAN RAJINI A	DEVESHWAR Y C
RAMAIAH POTLURI DASARADHA	CHATTERJEE B B
RAMALAKSHMI KOLLI VENKATA	DEVESHWAR Y C
RAMANI K ASHA	SHOW ARAJIT
RAMAPRASAD REDNAM SIVA	GOSWAMI SUBIR
RAMARAO SADHINANI VENKATA	PATRA RUPAM
RAMBABU ATTULURI	CHATTERJEE B B
RAMBABU B	HAZRA ANURASH
RANGANATH R	DEVESHWAR Y C
RAO A HANUMANTHA	MONDAL SUPRATIM
RAO B PRAKASA	SINGHI R K
RAO B RAM MOHAN	SAHA AJIT RANJAN
RAO BOLLINENI APPA	DEVESHWAR Y C
RAO DEVULAPALLI SATYA VARA	SARKAR GAUTAM PRASADA
RAO G GANGADHARA	GHOSH SOMDEEP
RAO G NARASIMHA	MONDAL PRADIP
RAO J BABU	CHATTERJEE B B
RAO JAVVADI HALAYUDHA	DEVESHWAR Y C
RAO K DHANANJAYA	GHOSH ARUP
RAO K ESWARA	DEVESHWAR Y C
RAO K GANGA	SINGH RAHUL
RAO K GANGA	BARIK MONU
RAO K S PRAKASH	SEAL SUJIT
RAO K SESHAGIRI	ACHARYA ASHIM
RAO K V CHIRANJEEVI	VAIDYANATH K
RAO K V JANARDHAN	CHATTERJEE B B
RAO K V LAKSHMANA	CHATTERJEE B B
RAO K V M MOHANA	VAIDYANATH K

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
RAO K V RAMA	CHATTERJEE B B
RAO K V S PRAKASA	VAIDYANATH K
RAO K V SESHAGIRI	CHATTERJEE B B
RAO K V SUDHAKAR	CHATTERJEE B B
RAO M RAM MOHAN	DAS PAPAI
RAO MADA SURYA TATA	DAS BISWAJIT
RAO N R NARAYANA	DEVESHWAR Y C
RAO N SRINIVASA	DEY ASHOK
RAO P BABAJI	BHATTACHARYA INDRAJIT
RAO REDDI APPA	GUHA SAJAL
RAO REPAKA SARVESWARA	CHATTERJEE ARNAB
RAO S ACHYUTHA	SHAW SANTOSH
RAO S MANOHAR	SINGH ABHIJIT
RAO S VENKAT	DEVESHWAR Y C
RAO S VENKATA RAMA	DEVESHWAR Y C
RAO S VENKATESWARA	DAS RANJIT
RAO SANKA V RAMAKOTESWARA	DEVESHWAR Y C
RAO T RAMA KRISHNA	JAISWAL RANJIT
RAO T SRINIVASA	SINGH GOPAL
RAO V GANGADHARA	DEVESHWAR Y C
RAO V NARASIMHA	BOSE ARUN
RAO Y SANYASI	DAS MITHO
RAO Y SANYASI	DAS KISHOR
RATHI DEVENDRA KUMAR	RATHI VEENA
RATHI MAGAN LAL	RATHI RAVI
RATHI SATYANARAYAN	PANSARI MANISH
RATHI SHANKAR LAL	PANSARI ASHISH
RATHI SURESH KUMAR	SINHA CHANDAN KR
RAY JAYASRI	RAY TARUN C
RAY RANU	RAY ACHYUTANANDA
RAY SUNIL KUMAR	RAY ANIRBAN
REDDY B RAMASWAMI	MULLICK ANUP
REDDY B SRIRAMA	MONDAL TAPAS
REDDY K R K	POREL TAPAS
REDDY K R K	BHATTACHARJEE DEBABRATA
REDDY K VEERA	BOSE PRADIP
REDDY KADARU NARAYANA	BOSE ARUN
REDDY M LOKANATHA	PAUL TAPAS
REDDY M SIVA RAMA KRISHNA	DAWN SHYAMAL
REDDY P SOMA	DEVESHWAR Y C
REDDY V RAMACHANDRA	PAREL AVIJIT
REVATHI PAPUKOLLU	DEVESHWAR Y C
RITA BOSE	BOSE SAIDEEP RANJAN
RODRIGUES SRINIVAS	CHOWDHURY MONOY
ROY HRISHIKESH	GHOSH ASHOK
ROY AJOY	ROY RINA
ROY INDRANI	ROY SUBIR
ROY USHA RANI	SARKAR PANNA LAL
S AJAY KUMAR	CHATTERJEE B B
S CHANDRA SEKHAR B V	SAHA RANJIT
S KONDALA RAO	CHATTERJEE B B
S SUBBA RAO	DEVESHWAR Y C
SAFEEQ SHAIK MOHAMMED	CHATTERJEE B B

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SAHA APURBA	BOSE SUBHENDU
SAHA CHITRA	SAHA ASHOK
SAHA DEBJIT	SAHA CHAINA
SAHA JAYA	CHANDRA AJIT KUMAR
SAHA JAYATI	MODAK KAUSHIK
SAHA MANISHA	SAHA SANET KUMAR
SAHA RITA	SAHA ABHISEK
SAHA SUPRAKASH	SAHA SANAT KUMAR
SAHA TAPASHI	SAHA ASOKE KUMAR
SAMANTA KABERI	SAMANTA TAPAN KUMAR
SAMMETA KASI VISWESWARA RAO	DEVESHWAR Y C
SANGANERIA BIMALA DEVI	KANODIA ACHAL
SANGANERIA VIJAY KUMAR	KEDIA ADITYA
SANGHVI GITA NIMESH	SHAH ARPIT GIRISH
SANKAR A M V	SAHA RAHUL
SANTRA PRASHANTA	GANGULY DINABANDHU
SANYAL SUSWETA	KULABHI B N
SARADHI CHIMALAKONDA PARTHA	CHATTERJEE B B
SARAF KANAK LATA	SARAF KAMAL NAIN
SARKAR AJAY KUMAR	CHATTERJEE DEBASHIS
SARKAR SEPHALI	SINGHI R K
SARKAR SHIBANI	SARKAR SAMRAT
SARKER SANDHYA	SARKAR ANUP KUMAR
SARMA JOSYULA JAGANNADHA	CHATTERJEE B B
SAROJA MADIREDDY	BISWAS VICTOR
SASTRY N VENKATESWARA	CHATTERJEE B B
SATYANARAYANA CHV	GUPTA MANISH
SATYANARAYANA D	MANNA TAPAS
SATYANARAYANA K	DEVESHWAR Y C
SATYANARAYANA S U V V	CHAKROBORTY ARNAB
SCANLON LAUREN	DAS BIJOY
SCANLON LAUREN	SINGH AMIT
SEAL MANISHA	SEAL SUSHIL KUMAR
SEETARAMAIAH MUTYALA	DEVESHWAR Y C
SEETARAMAIAH S	DEVESHWAR Y C
SEKHAR K CHANDRA	DEVESHWAR Y C
SEKHAR KUCHI CHANDRA	DEVESHWAR Y C
SEN ASIM KUMAR	SEN ALOKE KUMAR
SEN BANDANA	SEN SINCHAN
SEN LILY	DEVESHWAR Y C
SEN SANDHYA	SEN PRANTIK
SEN SUMITA	DUTTA SOMA
SEN UTTAM KUMAR	SENGUPTA A
SENGUPTA BASANTI	SEN PRATIK
SENGUPTA GOUTAM	SENGUPTA RUMA
SETHI PADMA RANI	DEVESHWAR Y C
SETHI SANJAY KUMAR	CHATTERJEE B B
SETHI SANJAY KUMAR	CHATTERJEE B B
SHAH SANJAY V	DEVESHWAR Y C
SHAH SYED ARIF	CHATTERJEE B B
SHANKARUDU B GIRIJA	GHOSH MONATOSH

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SHARMA ANUPAM	DEVESHWAR Y C
SHARMA BAIJ NATH	CHATTERJEE B B
SHARMA GITA DEVI	SHARMA JAGADISH PRAKASH
SHARMA RAMESHWAR	SHARMA DIPAK
SHARMA URMILA	SARKAR PRIYANKA
SHAW RAM LAL	SHAW MANOJ K
SHAW SHARDA	SHAW ARCHANA
SHENOY TRASI SADASHIVA MADHAVA	DEVESHWAR Y C
SHROFF MURARI LAL	MONDAL SANJIT
SHROFF MURARILAL	MONDAL SANJIT
SINGH AMIT	BHATTACHARJEE TAPAS
SINGH R B YADAV	SINGHI R K
SINGHA ASHA	SINGHA ASHOK KUMAR
SINGHI NEELAM	SINGHI R K
SINGHI NEELAM	SINGHI R K
SRIDHAR J V	CHATTERJEE B B
SRINATH G	SHOW DINESH
SRINIVAS K DURGA	MISHRA PRADIP
SRINIVAS N	SINGHI R K
SUBBARAYUDU KOLLEPARA VENKATA	DEVESHWAR Y C
SUBRAHMANYAM REGADAMILLI	GHORUI SUNNY
SUDDALA LAKSHMI NARAYANA	DEVESHWAR Y C
SUNDARANEEDI BABY SAROJINI	MISHRA KRITTICK
SURANA AMAR CHAND	KAPOOR SUJIT
SURANA DHANRAJ	PAUL TAPENDRANATH
SURANA SUNIL	NAHATA DEEPAK
SURANA VINOD KUMAR	BENGANI ARHAM
SUREKA MADHU	SUREKA ANKIT
SURYANARAYANA PODAPATI	DEVESHWAR Y C
SURYANARAYANA S	CHATTERJEE B B
SWARNA S	DEVESHWAR Y C
TARANI N	CHATTERJEE B B
THAMMAIAH U	CHOWDHURY SANJAY
THAN C NAVANEE	DEVESHWAR Y C
THOMAS A V	CHATTERJEE B B
V DURGA RAO CH	DEVESHWAR Y C
V PRASAD Y	GHOSH ASHOKE
V RAMANA RAO V	SINGHI R K
VANCHINATHAN JAYARAMAN	DEVESHWAR Y C
VANCHINATHAN LILA	DEVESHWAR Y C
VARALAKSHMI M	BOSE GOUTAM
VARMA NARESH CHANDRA	MAITY SATYAJIT
VARMA NARESH CHANDRA	MAITY SATYAJIT
VARMA NARESH CHANDRA	MAITY SATYAJIT
VEERAMACHANENI GANGADHARA RAO	DEVESHWAR Y C
VENKATACHARYULU N	BOSE BIRAJ
VENKATARAO VEGI	BISWAS TILAK
VIJAYA MEDAPATI	DEVESHWAR Y C
VINODHAN C	DEVESHWAR Y C
VISWANATHAM PULLETIKURTHI	DEVESHWAR Y C
WASI MD	ROY GARIB DAS
Y VENKATESWARA RAO	DEVESHWAR Y C

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
EMERGING MARKETS CORE EQUITY PORTFOLIO (THE PORTFOLIO) OF DFA INVESTMENT DIMENSIONS GROUPINC (DFAIDG)	BOSE TAPAS
PGGM WORLD EQUITY B V (GEPFEEM)	BOSE TAPAS
GEUT EMERGING EQUITY PASSIVE 1	BOSE TAPAS
COLONIAL FIRST STATE INVESTMENTS LIMITED AS RESPONSIBLE ENTITY FOR COMMONWEALTH GLOBAL SHARE FUND 22	BOSE TAPAS
COLONIAL FIRST STATE INVESTMENTS LIMITED AS RESPONSIBLE ENTITY FOR COMMONWEALTH GLOBAL SHARE FUND 23	BOSE TAPAS
STATE STREET BANK AND TRUST COMPANY A/C EMERGING MARKETS EQUITY TRUST 4	BORAL A
CITI BANK N A	ADHIKARY SANU
STICHTING PENSIOENFONDS ABP	BOSE TAPAS
COLLEGE RETIREMENT EQUITIES FUND STOCK ACCOUNT	BOSE TAPAS
COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OFCOOK COUNTY STATESTREET GLOBAL ADVISORS	BOSE TAPAS
FUTURE FUND BOARD OF GUARDIANS MANAGED BY STATE STREET GLOBAL ADVISORS	BOSE TAPAS
FUTURE FUND BOARD OF GUARDIANS MANAGED BY STATE STREET GLOBAL ADVISORS	BOSE TAPAS
PENSIONDANMARK INVEST F M B A EMERGING MARKETS AKTIER	BOSE TAPAS
STATE STREET GESTION SA A/C STATE STREET ACTIVE	SHAW ARVIND

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
BA GL IN NA AS (BGI) ON BE OF VA BGI MA FUOR PO ES OU OF INDIA A/C EMERGING MARKETS INDEX NON LENDABLE FUND	DHAR D
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY MANAGED BY ARTIO II INTERNATIONAL BLEND	BOSE TAPAS
WEST VIRGINIA INVESTMENT MANAGEMENT BOARD	BOSE TAPAS
UNIVERSITY OF SOUTHERN CALIFORNIA	BOSE TAPAS
NATIONAL SOCIAL SECURITY FUND SSF APE CF33	BOSE TAPAS
NATIONAL SOCIAL SECURITY FUND SSF EME CF72	BOSE TAPAS
MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO	BOSE TAPAS
BARCLAYS GLOBAL FUND ADVISORS A/C ISHARES INDIA MAURITIUS CO	CHATTERJEE B
BARCLAYS GLOBAL INVESTORS NORTH ASIA LIMITED A/C ISHARES BSE SENSEX MAURITIUS COMPANY	CHATTERJEE B
LIBERTY MUTUAL INSURANCE COMPANY	BOSE TAPAS
THE EMERGING MARKETS SERIES OF THE DFA INVESTMENT TRUST COMPANY	BOSE TAPAS
NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITEDCOMPANY ACCOUNT MARTIN CURRIE	DUTT ANAND
PPL SERVICES CORPORATION MASTER TRUST EATONVANCE	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
STATE STREET GESTION SA A/C AGF MARCHES EMERGENTS	SHAW ARVIND
GE ASSET MANAGEMENT CANADA FUND INDIA EQUITY	BOSE TAPAS
HBSC INTERNATIONAL SELECT FUND A/C HBSC INTERNATIONAL SELECT FUND MULTIALPHA GLOBAL EMERGING MARKETS EQUITY	SINGH S
INTERNATIONAL OPPORTUNITIES FUNDS INDIA EQUITY	BOSE TAPAS
EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS EMERGING MARKETS EQUITYFUND	BOSE TAPAS
T ROWE PRICE INTERNATIONAL, INC A/C T ROWEPRICE INSTITUTIONAL GLOBAL LARGECAP EQUITYFUND	DHAR D
SCHWAB EMERGING MARKETS EQUITY ETF	BOSE TAPAS
SPDR S AND P EMERGING MARKETS ETF	BOSE TAPAS
COMGEST GROWTH PLC A/C COMGEST GROWTH ASIA EX JAPAN	BORAL A
SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS	BOSE TAPAS
AGF EMERGING MARKETS FUND	BOSE TAPAS
AGF EMERGING MARKETS POOLED FUND	BOSE TAPAS
ALASKA PERMANENT FUND	BOSE TAPAS
ALGER MIDCAP GROWTH FUND	BOSE TAPAS
ALGER MIDCAP GROWTH INSTITUTIONAL FUND	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
ALGER SICAV THE ALGER US MIDCAP FUND	BOSE TAPAS
ARROWSTREET EMERGING MARKETS FUND	DUTT ANAND
B G I N A (BGI) ON BE OF VA BGI-MANAGED FUNDS OR PORTFOLIOS ESTABLISHED OUTSIDE OF INDIA A/C EMERGING MARKETS INDEX NON-LENDABLE FUND	CHATTERJEE B
BARCLAYS GLO INV NAT ASS (BGI) ON BEHALF OF VAR BGI-MANFUOR PORT EAS OUTSIDE OF INDIA A\C EMERGING MARK SUDAN FREE EQUITY INDEX FUND	SINGH S
BARCLAYS GLOBAL INVESTORS LIMITED A/C AQUILA EMERGING MARKETS FUND	MAITY S
BB AND T INTERNATIONAL EQUITY FUND	BOSE TAPAS
BDT INVEST FUNDS PLC A/C BDT INVEST ASIAN FOCUS FUND	PAL M
BDT INVEST FUNDS PLC A/C BDT INVEST EMERGINGMARKETS FOCUS FUND	THACKER H P
BGL BNP PARIBAS A/C FORTIS L FUND	ROY M
BIRLA SUN LIFE TRUSTEE COMPANY PRIVATE LIMITED A/C INDIA EXCEL (OFFSHORE) FUND	DUTT ANAND
BNY MELLON INVESTMENT FUNDS NEWTON OVERSEAS EQUITY FUND	BOSE TAPAS
BRITISH AIRWAYS PENSION TRUSTEES LIMITED AS CUSTODIAN TRUSTEE OF NEW AIRWAYS PENSION SCHEME BAPIML MIXED PORTFOLIO FUND	BOSE TAPAS
BRITISH AIRWAYS PENSION TRUSTEES LIMITED AS CUSTODIAN TRUSTEE OF NEW AIRWAYS PENSION SCHEME BAPIML NAPS FUND	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION A/C EMERGING MARKETS EQUITY FUND	DATTA A
BURGUNDY ASSET MANAGEMENT LTD A/C BURGUNDY EAFE FUND	CHATTERJEE B
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION A/C ASIAN EQUITY FUND	ROY A
BURGUNDY ASSET MANAGEMENT LTD A/C BURGUNDY EMERGING MARKETS FUND	SINGH S
CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND	BOSE TAPAS
CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND	BOSE TAPAS
CAPITAL INTERNATIONAL EMERGING MARKETS FUND	BOSE TAPAS
CHARLES SCHWAB INVESTMENT MANAGEMENT INC A/C SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND	ROY A
COLUMBIA EMERGING MARKETS FUND	BOSE TAPAS
COSMOPOLITAN INVESTMENT FUND-PANAGORA EMERGING MARKETS FUND	BOSE TAPAS
DAILY ACTIVE EMERGING MARKETS FUND	BOSE TAPAS
DAILY ACTIVE EMERGING MARKETS SECURITIES LENDING COMMON TRUST FUND	BOSE TAPAS
DAILY EMERGING MARKETS INDEX FUND	BOSE TAPAS
DOW JONES EQUITY COMPOSITE MAJOR ASSET CLASS SECURITIES LENDING FUND	BOSE TAPAS
DPF INDIA OPPORTUNITIES FUND	BOSE TAPAS

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LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
EATON VANCE STRUCTURED EMERGING MARKETS FUND	BOSE TAPAS
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND	SHAW ARVIND
EMERGING MARKETS INDEX PLUS COMMON TRUST FUND	BOSE TAPAS
ENVIRONMENT AGENCY ACTIVE PENSION FUND	BOSE TAPAS
FIDELITY FIXED-INCOME TRUST FIDELITY SERIES GLOBAL EX U S INDEX FUND	BOSE TAPAS
FIDELITY GLOBAL FUND	BOSE TAPAS
FIDELITY INDIA FUND	DEVESHWAR Y C
FIDELITY INVESTMENT TRUST FIDELITY EMERGING MARKETS FUND	BOSE TAPAS
FIL LIMITED FIDELITY ASIA CONSUMERS PILOT FUND	BOSE TAPAS
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY EQUITY FUND	DEVESHWAR Y C
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY INDIA GROWTH FUND	DEVESHWAR Y C
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY INDIA SPECIAL SITUATIONS FUND	DEVESHWAR Y C
FIL TRUSTEE COMPANY PRIVATE LIMITED A/C FIDELITY TAX ADVANTAGE FUND	DEVESHWAR Y C
FORTIS CHINA INDIA FUND	BOSE TAPAS
FORTIS MUTUAL FUND A/C FORTIS DIVIDEND YIELD FUND	BOSE TAPAS
FORTIS MUTUAL FUND A/C FORTIS EQUITY FUND	BOSE TAPAS
FORTIS MUTUAL FUND A/C FORTIS OPPORTUNITIES FUND	BOSE TAPAS

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LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
FORTIS SUSTAINABLE DEVELOPMENT FUND	BOSE TAPAS
FRANKLIN MUTUAL SERIES FUNDS MUTUAL GLOBAL DISCOVERY FUND	BOSE TAPAS
GOLDMAN SACHS INSTITUTIONAL FUNDS PLC GOLDMAN SACHS BRICS EQUITY PASSIVE FUND	BOSE TAPAS
GOLDMAN SACHS TRUST GOLDMAN SACHS ASIA EQUITY FUND	BOSE TAPAS
GOLDMAN SACHS TRUST-GOLDMAN SACHS BRIC FUND	BOSE TAPAS
GOLDMAN SACHS TRUST-GOLDMAN SACHS EMERGING MARKETS EQUITY FUND	BOSE TAPAS
GREENWICH ADVISORS INDIA SELECT FUND	DEVESHWAR Y C
HALIFAX FAR EASTERN FUND	BOSE TAPAS
HSBC BRIC EQUITY FUND	BOSE TAPAS
IBM DIVERSIFIED GLOBAL EQUITY FUND	BOSE TAPAS
INDIA MSCI EMERGING MARKETS INDEX COMMON TRUST FUND	BOSE TAPAS
INSIGHT INVESTMENT MANAGEMENT (GLOBAL) LTD A/C UNIVERSE THE CMI GLOBAL NETWORK FUND	DATTA A
JNL/PAM CHINA-INDIA FUND	BOSE TAPAS
JULIUS BAER INTERNATIONAL EQUITY FUND	BOSE TAPAS
MANAGERS EMERGING MARKETS EQUITY FUND	BOSE TAPAS
MANULIFE ASSET MANAGEMENT (HONGKONG)LTD A/C MANULIFE PACIFIC ASIA EQUITY FUND	THACKER H P
MATTHEWS INDIA FUND	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
MMC UK PENSION FUND TRUSTEE LIMITED AS TRUSTEE OF THE MMC UK PENSION FUND	BOSE TAPAS
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND	DUTTA C
MORGAN STANLEY MUTUAL FUND A/C MORGAN STANLEY A C E FUND	DUTT ANAND
MORGAN STANLEY MUTUAL FUND A/C MORGAN STANLEYGROWTH FUND	DUTT ANAND
NEW YORK STATE COMMON RETIREMENT FUND	BOSE TAPAS
NIKKOCITI TRUST AND BANKING CORPORATION RE NIPPON COMGEST EMERGING MARKETS MOTHER FUND	BOSE TAPAS
NOMURA ASSET MANAGEMENT SINGAPORE LTD A/C ASTRO TRUST SERIES TRICERATOPS FUND	PAL M
NOMURA ASSET MANAGEMENT SINGAPORELTD A/C NOMURA PARTNERS FUNDS INC INDIA FUND	SINGH S
NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND	BOSE TAPAS
PENN SERIES EMERGING MARKETS EQUITY FUND	DATTA A
PIONEER EMERGING MARKETS FUND	BOSE TAPAS
RELIANCE CAPITAL TRUSTEE CO LTD RELIANCE EQUITY ADVANTAGE FUND	BOSE TAPAS
RELIANCE CAPITAL TRUSTEE CO LTD RELIANCE QUANT PLUS FUND	BOSE TAPAS
RELIANCE CAPITAL TRUSTEE CO LTD A/C RELIANCE TAX SAVER (ELSS) FUND	BOSE TAPAS
REXITER ASIA EX JAPAN COMMON TRUST FUND	BOSE TAPAS
RIVERSOURCE STRATEGIC ALLOCATION SERIES INC- RIVERSOURCE STRATEGIC ALLOCATION FUND	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
SCHRODER BRICS EQUITY MOTHER FUND	BOSE TAPAS
SCOTTISH WIDOWS INVESTMENT PARTNERSHIP INVESTMENT FUNDS ICVC-EMERGING MARKETS FUND	BOSE TAPAS
SCOTTISH WIDOWS TRACKER AND SPECIALIST INVESTMENT FUNDS ICVC-EMERGING MARKETS FUND	BOSE TAPAS
SEI GLOBAL MASTER FUND PLC A/C THE SEI EMERGING MARKETS EQUITY FUND	BOSE TAPAS
SHROPSHIRE COUNTY PENSION FUND	BOSE TAPAS
SSGA EMERGING MARKETS FUND	BOSE TAPAS
STATE STREET BANK AND TRUST COMPANY GLOBAL MANAGED COMMON TRUST FUNDS INDIA ALPHA COMMON TRUST FUND	BOSE TAPAS
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS REXITER DAILY ACTIVE EMERGING MARKETS FUND	BOSE TAPAS
STATE STREET BANK AND TRUST COMPANY WORLD INDEX COMMON TRUST FUNDS INDIA EMERGING MARKETS INDEX COMMON TRUST FUND	BOSE TAPAS
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAVON BEHALF OF SSGA ENHANCED EMERGING MARKETS EQUITY FUND	BOSE TAPAS
STATE STREET TRUSTEES LIMITED AS DEPOSITARY FOR MARTIN CURRIE INVESTMENT FUNDS MARTIN CURRIE IF ASIA PACIFIC FUND	MAITY S
T ROWE PRICE GLOBAL INVESTMENT SERVICES LIMITED A/C T ROWE PRICE FUNDS SICAV-ASIAN EX JAPAN EQUITY FUND	BORAL A
T ROWE PRICE INTERNATIONAL INC A/C T ROWE PRICE GLOBAL LARGE-CAP STOCK FUND	CHATTERJEE B

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
T ROWE PRICE INTERNATIONAL INC A/C EQUITY TRUSTEES LIMITED AS RESPONSIBLE ENTITY FOR T ROWE PRICE ASIA EX JAPAN FUND	ROY A
TD ASIAN GROWTH FUND	BOSE TAPAS
TD EMERGING MARKETS FUND	BOSE TAPAS
TD PACIFIC RIM FUND	BOSE TAPAS
THE ALGER FUNDS II- ALGER INTERNATIONAL OPPORTUNITIES FUND	BOSE TAPAS
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OF JPM BRICS5 MOTHER FUND	PAL M
THE ROYAL BANK OF SCOTLAND PLC AS TRUSTEE OF THE JUPITER INDIA FUND	BOSE TAPAS
VANGUARD EMERGING MARKETS STOCK INDEX FUND ASERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND	BOSE TAPAS
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND	BOSE TAPAS
VANGUARD TOTAL WORLD STOCK INDEX FUND	BOSE TAPAS
VONTOBEL FUNDS INC A/C PENN SERIES INTERNATIONAL EQUITY FUND	SHAW ARVIND
WILLIAM BLAIR EMERGING LEADERS GROWTH FUND	BOSE TAPAS
JPMORGAN GLOBAL EMERGING MARKETS FUND LLC	BOSE TAPAS
THE PACIFIC BASIN (EX JAPAN) EQUITY FUND-REXITER	BOSE TAPAS
DRIEHAUS EMERGING MARKETS GROWTH FUND A SERIES OF DRIEHAUS MUTUAL FUNDS	BOSE TAPAS
FRANKLIN TEMPLETON INVESTMENT FUNDS	BOSE TAPAS
FT INDIA OFFSHORE FUNDS	BOSE TAPAS

000677

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY, 2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
FIRST INVESTORS MANAGEMENT COM INC A/C FIRST INVESTORS LIFE SERIES INTERNATIONAL FUND (A SERIES OF FIRST INVESTORS LIFE SERIES FUNDS)	DHAR D
FIRST INVESTORS MANAGEMENT COMPANY INC A/C FIRST INVESTORS INTERNATIONAL FUND (A SERIES OF INVESTORS EQUITY FUNDS)	DHAR D
PCA INVESTMENT TRUST MANAGEMENT CO LTD A/C PCA INDIA EQUITY MOTHER FUND I 1	DHAR D
JULIUS BAER INTERNATIONAL EQUITY FUND II	BOSE TAPAS
CANADA PENSION PLAN INVESTMENT BOARD MANAGED BY IM2	BOSE TAPAS
AMERICAN BEACON EMERGING MARKETS FUND MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT INC	BOSE TAPAS
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM MANAGED BY DIMENSIONAL FUND ADVISORS INC	BOSE TAPAS
HIRTLE CALLAGHAN EMERGING MARKETS PORTFOLIO SSGA FUNDS MANAGEMENT INC	BOSE TAPAS
STATE BOSTON RETIREMENT SYSTEM A/C STATE BOSTON RETIREMENT SYSTEM MANAGED BY VONTOBEL ASSET MANAGEMENT INC	PAL M
WISDOMTREE INDIA INVESTMENT PORTFOLIO INC	BOSE TAPAS
EMERGING MARKETS GROWTH FUND INC	BOSE TAPAS
SAINT HONORE INDE	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
VANGUARD FTSE ALL WORLD EX US INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEXFUNDS	BOSE TAPAS
BARCLAYS GLO INVE NAT ASS (BGI) ON BEHALF OFVAR BGI-MAN FU OR PORRTFOLIOS ESTAB OUTSIDE OF INDIA A\C MSCI EQUITY INDEX FUND B INDIA	SINGH S
COMGEST GROWTH PLC A/C COMGEST GROWTH INDIA	ROY M
BLACKROCK ADVISORS LLC A/C EMERGING MARKETSPLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS L P	BORAL A
LACM EMERGING MARKETS FUND L P	BOSE TAPAS
NTGI QM COMMON DAILY ALL COUNTRY WORLD EX US INVESTABLE MARKET INDEX FUND NON LENDING	BOSE TAPAS
NTGI QM COMMON DAILY ALL COUNTRY WORLD INDEX(ACWI) EX US EQUITY FUND LENDING	BOSE TAPAS
NTGI QM COMMON DAILY EMERGING MARKETS EQUITYINDEX FUND LENDING	BOSE TAPAS
ABERDEEN ASSET MANAGERS LIMITED A/C ABERDEENINTERNATIONAL INDIA OPPORTUNITIES FUND (MAURITIUS) LIMITED	ROY M
ABERDEEN ASSET MANAGERS LIMITED A/C NEW INDIAINVESTMENT COMPANY (MAURITIUS) LIMITED	THACKER H P
ALLIANCE BERNSTEIN INDIA GROWTH FUND (MAURITIUS) LIMITED	BOSE TAPAS

e

000073

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
CLERICAL MEDICAL INVESTMENT GROUP LIMITED	BOSE TAPAS
CLERICAL MEDICAL MANAGED FUNDS LIMITED	BOSE TAPAS
COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES RETIREMENT SYSTEM REXITER CAPITAL MANAGEMENT LIMITED	BOSE TAPAS
F AND C EMERGING MARKETS LTD A/C F AND C INDIA LIMITED	MAITY S
FID FUNDS (MAURITIUS) LIMITED	BOSE TAPAS
GOLDMAN SACHS FUNDS II GOLDMAN SACHS GMS ASIA EX JAPAN EQUITY PORTFOLIO REXITER CAPITALMANAGEMENT LIMITED	BOSE TAPAS
GOLDMAN SACHS INDIA FUND LIMITED	BOSE TAPAS
HALIFAX LIFE LIMITED	BOSE TAPAS
MANAGED PENSION FUNDS LIMITED	BOSE TAPAS
METLIFE INDIA INSURANCE COMPANY LIMITED	DEVESHWAR Y C
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY SICAV (MAURITIUS) LTD	BORAL A
NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED	BOSE TAPAS
RUSSELL INVESTMENT COMPANY PLC THE PACIFICBASIN EQUITY FUND SCHRODER INVESTMENT MANAGEMENT LIMITED	BOSE TAPAS
SEI INSTITUTIONAL INTERNATIONAL TRUST EMERGING MARKETS EQUITY FUND MANAGED BY REXITER CAPITAL MANAGEMENT LIMITED	ROY M

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LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
P IC ED ON E YEE R ENT S EM OF MU RI A/C PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI JULIUS BAER INVESTMENT MANAGEMENT LLC	ROY A
PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI A/C PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI JULIUS BAER INVESTMENT MANAGEMENT LLC	ROY A
WASHINGTON STATE INVESTMENT BOARD MANAGED BYARTIO GLOBAL MANAGEMENT LLC	BOSE TAPAS
MERCHANT INVESTORS ASSURANCE COMPANY LTD	THACKER H P
NATIONAL PENSIONS RESERVE FUND COMMISSION MANAGED BY PIONEER INVESTMENT MANAGEMENT LTD	BOSE TAPAS
VEDANT FINANCIAL CONSULTANTS (P) LTD	AGARWAL JYOTI
COMGEST SA A/C MAGELLAN	DATTA A
CIBC EMERGING MARKETS INDEX FUND CIBC GLOBAL ASSET MANAGEMENT	BOSE TAPAS
IMPERIAL EMERGING ECONOMIES POOL CIBC GLOBAL ASSET MANAGEMENT	BOSE TAPAS
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY MANAGED BY ALGER MANAGEMENT	BOSE TAPAS
COMGEST GROWTH PLC A/C COMGEST GROWTH EMERGING MARKETS	ROY M
STATE STREET GESTION SA A/C STATE STREET EMERGING MARKETS	SHAW ARVIND
POWERSHARES MAURITIUS	BOSE TAPAS
THE MASTER TRUST BANK OF JAPAN LTD A/C THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE OF PENSION FUND ASSOCIATION MTBC400035147	PAL M

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LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
RAYTHEON MASTER PENSION TRUST-G E INDIA ONLY	BOSE TAPAS
JTSB LTD AS TRUSTEE FOR THE STBCL AS TRUSTEE FOR MORGAN STANLEY INDIA EQUITY FUND FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY	BOSE TAPAS
NON-US EQUITY MANAGERS PORTFOLIO 3 OFFSHORE MASTER L P	BOSE TAPAS
STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE METALEKTRO MANAGED BY ARROWSTREET CAPITAL LIMITED PARTNERSHIP	BOSE TAPAS
INTERNATIONAL OPPORTUNITIES FUNDS DRAGON PEACOCK	BOSE TAPAS
FORTIS MUTUAL FUND A/C FORTIS TAX ADVANTAGE PLAN	BOSE TAPAS
IBM TAX DEFERRED SAVINGS PLAN	BOSE TAPAS
RELIANCE CAPITAL TRUSTEE CO LTD A/C RELIANCEMONTHLY INCOME PLAN	BOSE TAPAS
MARTIN CURRIE PACIFIC TRUST PLC	BOSE TAPAS
NORTHERN TRUST QUANTITATIVE FUND PLC	BOSE TAPAS
ST ANDREWS LIFE ASSURANCE PLC	BOSE TAPAS
VANGUARD EMERGING MARKETS STOCK INDEX FUND ASERIES OF VANGUARD INVESTMENT SERIES PLC	BOSE TAPAS
ADVANCED SERIES TRUST AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO	BOSE TAPAS
EMPLOYEES RETIREMENT SYSTEM OF TEXAS SELF MANAGED PORTFOLIO	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
EQ ADVISORS TRUST EQ/GLOBAL MULTI SECTOR EQUITY PORTFOLIO	BOSE TAPAS
GOLDMAN SACHS FUNDS GOLDMAN SACHS BRICS PORTFOLIO	BOSE TAPAS
GOLDMAN SACHS FUNDS S I C A V GOLDMAN SACHS ASIA PORTFOLIO	BOSE TAPAS
GOLDMAN SACHS FUNDS S I C A V GOLDMAN SACHS GLOBAL EMERGING MARKETS EQUITY PORTFOLIO	BOSE TAPAS
GREATER INDIA PORTFOLIO	BOSE TAPAS
METROPOLITAN SERIES FUND INC A/C METROPOLITAN SERIES FUND INC ARTIO INTERNATIONAL STOCK PORTFOLIO	THACKER H P
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY INSTITUTIONAL FUND INC EMERGING MARKETS PORTFOLIO	SINGH K
PACIFIC SELECT FUND PD EMERGING MARKETS PORTFOLIO	BOSE TAPAS
PIONEER VARIABLE CONTRACTS TRUST EMERGING MARKETS PORTFOLIO	BOSE TAPAS
THE ALGER PORTFOLIOS-ALGER MID CAP GROWTH PORTFOLIO	BOSE TAPAS
WELLINGTON TRUST COMPANY NATIONAL ASSOCIATION MULTIPLE COLLECTIVE INVESTMENT FUNDS TRUST II UNCONSTRAINED THEMES PORTFOLIO	BOSE TAPAS
WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO	BOSE TAPAS
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	BOSE TAPAS

LIST OF PROXIES WHO ATTENDED THE 99TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 23RD JULY,2010.

MEMBER FOR WHOM ATTENDED	NAME OF PROXY
BRITISH AIRWAYS PENSION TRUSTEE LIMITED AS CUSTODIAN TRUSTEE OF AIRWAYS PENSION SCHEME	BOSE TAPAS
TRUSTEES OF THE MINEWORKERS PENSION SCHEME LIMITED MINEWORKERS PENSION SCHEME	DUTT ANAND
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST MUTUAL GLOBAL DISCOVERY SECURITIESFUND	BOSE TAPAS
EATON VANCE EMERGING MARKET STRATEGY	BOSE TAPAS
MORGAN STANLEY FOCUSED EMERGING MARKET STRATEGY	BOSE TAPAS
LIBERTY LIFE ASSURANCE CO OF BOSTON SEP F NEWPORT TIGER	BOSE TAPAS
CITY OF NEW YORK GROUP TRUST	BOSE TAPAS
GENERAL ELECTRIC PENSION TRUST	BOSE TAPAS
JOHN HANCOCK TRUST A/C JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST	ROY A
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/C MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST	MAITY S
NORTHERN TRUST GLOBAL INVESTMENTS COLLECTIVE FUNDS TRUST	BOSE TAPAS
PANAGORA GROUP TRUST	BOSE TAPAS
THE HONEYWELL INTERNATIONAL INC MASTER RETIREMENT TRUST	BOSE TAPAS
CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX EXEMPT TRUSTS	BOSE TAPAS
EMERGING MARKET STOCK FUND FOR TRUSTS	BOSE TAPAS